Exhibit 99.1

RICHMONT MINES INC. ANNUAL INFORMATION FORM

2009

March 22, 2010

RIC: TSX-NYSE Amex

www.richmont-mines.com

TABLE OF CONTENTS

TERMINOLOGY					1

DEFINITIONS					1

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS					2

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES					4

I.	INCORPORATION				5

II.	GENERAL DEVELOPMENT OF THE BUSINESS				5
	1.	General			5
	2.	Three-Year History			5
	3.	2010 Trends			6
	4.	Risk Factors			7

III.	NARRATIVE DESCRIPTION OF THE BUSINESS				14
	1.	Quebec Division			14
		1.1	Beaufor Mine		14
			1.1.1	Location and Property Description	14
			1.1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography	16
			1.1.3	History	17
			1.1.4	Geological Setting	17
			1.1.5	Mineralization	17
			1.1.6	2009 Work	17
			1.1.7	Drilling	18
			1.1.8	Sampling and Analysis	19
			1.1.9	Security of Samples	19
			1.1.10	Mineral Reserve and Mineral Resource Estimates	19
			1.1.11	Mining Operations and Metallurgy	22
			1.1.12	Production Summary	23
	2.	Ontario Division			23
		2.1	Island Gold Mine		23
			2.1.1	Location and Property Description	23
			2.1.2	Accessibility, Local Resources, Infrastructure, Climate,and Physiogeology	26
			2.1.3	History	26
			2.1.4	Geological Setting	27
			2.1.5	Mineralization	27
			2.1.6	2009 Work	28
			2.1.7	Drilling	29
			2.1.8	Sampling and Analysis	29
			2.1.9	Security of Samples	30
			2.1.10	Mineral Reserve and Mineral Resource Estimates	31
	3.	Exploration Projects and Other Properties			35
		3.1	General		35
		3.2	Valentine Lake		36
			3.2.1	Location, Access and Description of the Property	36
		3.3	Wasamac		36
			3.3.1	Location, Access and Description of the Property	36
		3.4	Francoeur Project		37
			3.4.1	Location, Access and Description of the Property	37

	4.	Other Aspects of the Business			39
		4.2	Gold Marketing and Sales		39
		4.3	Environment		40
			4.3.1	Quebec & Ontario	40
		4.4	Employees		40

IV.	CONSOLIDATED FINANCIAL INFORMATION				41
	1.	For the Last Three Fiscal Years			41
	2.	Dividend Policy			41

V.	CAPITAL STRUCTURE				41

VI.	MARKET FOR SECURITIES				43

VII.	DIRECTORS AND OFFICERS				44

VIII.	AUDIT COMMITTEE				46

IX.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS				48

X.	REGISTRAR AND TRANSFER AGENT				48

XI.	MATERIAL CONTRACTS				48

XII.	INTEREST OF EXPERTS				48

XIII.	ADDITIONAL INFORMATION				48

SCHEDULE A					49

TERMINOLOGY

Unless otherwise specified, all units of measurement used in this report are expressed according to the metric system. The most commonly used conversion factors and their respective abbreviations are shown below:

1 troy ounce (oz) = 31.1035 grams (g)
1 tonne (t) = 1.1023 short ton (2,000 pounds)
1 metre (m) = 3.28 feet

Au: gold
g/t: gram per tonne
ha: hectare
NSR: Net Smelter Return
t/d: tonnes per day
cm: centimetre
mm: millimetre
kg: kilogram
g: gram
t/m3: tonnes per cubic metre
Km: Kilometre
NPI: Net profit interest

DEFINITIONS

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence or natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with sufficient confidence to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of sufficient confidence to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, and for which geological and grade continuity can be reasonably assumed. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Annual Information Form may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference herein and include, but are not limited to, statements with respect to:

•	the future price of gold;

•	the estimation of Mineral Reserves and Resources;

•	the realization of mineral estimates;

•	the timing and amount of estimated future production;

•	costs of production;

•	capital expenditures;

•	costs and timing of the development of new deposits;

•	success of exploration activities;

•	permitting time lines;

•	currency fluctuations;

•	requirements for additional capital;

•	use of proceeds;

•	government regulation of mining operations;

•	environmental risks;

•	unanticipated reclamation expenses;

•	availability of qualified workforce;

•	title disputes or claims; and

•	limitations on insurance coverage and timing and possible outcome of pending litigation.

Actual results may therefore vary materially from the expectations expressed by the Company and depend on a number of factors. The factors include, but are not limited to:

•	integration of acquisitions;

•	risks related to joint venture operations;

•	actual results of current exploration activities;

•	actual results of current reclamation activities;

•	conclusions of economic evaluations;

•	changes in project parameters as plans continue to be refined;

•	possible variations in ore grade or recovery rates;

•	failure of plant, equipment or process to operate as anticipated;

•	accidents, labor disputes and other risks of the mining industry;

•	delays in obtaining governmental approvals or financing or in the completion of development or constructione activities;

•	risks related to governmental regulations, including environmental regulations;

•	fluctuations in commodity prices;

•	currency fluctuations;

•	litigation risks and the inherent uncertainty of litigation costs; and

•	risks pertaining to any fixed-price gold forward sales hedge program the Company may undertake.

The information contained in this Annual Information Form, including the information set forth under the heading “Risk Factors”, identifies additional factors that could affect the operations, results and performance of Richmont Mines Inc. We urge you to carefully consider these factors.

Readers are cautioned that the foregoing list of factors is not exhaustive and it is recommended that readers consult the more complete discussion of risks and uncertainties facing the Company included in this Annual Information Form. See “Risk Factors”. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

Resource Estimates

The Resource estimates in this Annual Information Form were prepared in accordance with National Instrument 43-101 –Standards of Disclosure for Mineral Projects (“National Instrument 43-101”) adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Annual information Form, we use the terms “Measured”, “Indicated” and “Inferred” Resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “Reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “Reserves”. Further, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This Annual Information Form is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promulgated by the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from the Company (free of charge) or from the SEC’s web site at sec.gov/edgar.shtml under the Company’s profile.

I.    INCORPORATION

Richmont Mines Inc. (“Richmont Mines” or the “Company”) was incorporated pursuant to Part IA of the Companies Act (Quebec) (the “Companies Act”), on February 12, 1981, under the corporate name of Ressources Minières Rouyn Inc. by certificates of amendment dated February 10, 1987 and June 20, 1991, respectively, the Company’s articles were amended to change its corporate name. The head office, principal place of business of the Company and registered office, is located at 161 Avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6. The common shares of Richmont Mines are listed and posted for trading on the Toronto Stock Exchange and the NYSE Amex under the symbol "RIC".

Richmont Mines holds approximately 70% of all shares of Louvem Mines Inc. (“Louvem”), a company incorporated under the Companies Act. The core asset of Louvem is its interest in the Beaufor Mine, a 50%-50% joint venture between Louvem and Richmont Mines. Furthermore, Richmont Mines holds all of the shares of Camflo Mill Inc., a corporation incorporated under the Canada Business Corporations Act and all of the shares of Patricia Mining Corporation, a corporation continued under the Ontario Business Corporation Act.

II.    GENERAL DEVELOPMENT OF THE BUSINESS

1.	General

Richmont Mines is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. The Company began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

2.	Three-Year History

In 2007, the Company sold its East Amphi property in Quebec for a cash consideration of $2,450,000 and 1,109,000 common shares of Exploration Osisko Ltd. valued at $6,086,000. The Company retains a net smelter return royalty of 2% on a specified portion of the future production of the East Amphi property and a similar royalty on future production of up to 300,000 ounces of gold on another portion of the property.

The Company currently produces gold from its Beaufor Mine and Island Gold Mine, its material properties. On December 16, 2008, Richmont Mines acquired Patricia Mining Corp (“Patricia Mining”) by way of plan of arrangement. As a result of the arrangement, Richmont Mines owns a 100% interest in the Island Gold Mine, which had been the subject of a joint venture between Richmont Mines and Patricia Mining and has been in commercial production since October 1, 2007.

On November 5, 2007, Richmont Mines announced that it entered into an agreement with LKA International Inc. (“LKA”), which granted the Company an option to earn a 50% joint-venture interest in LKA’s Golden Wonder property located near Lake City, Colorado. On October 23, 2008, Richmont Mines announced that results obtained to date had failed to confirm the continuity of an economically viable ore zone. In light of these results, Richmont Mines informed LKA of the termination of its option to proceed with the joint venture agreement.

By October 31, 2007, Richmont Mines acquired a 70% interest in the Valentine Lake property. On February 5, 2009 Mountain Lake and Richmont Mines entered into an Agreement granting Mountain Lake the option to purchase Richmont Mines’ 70% interest in the property in accordance with the terms and conditions of the Agreement. Mountain Lake agreed to pay an option fee to Richmont Mines of 2,500,000 common shares of Mountain Lake at a deemed value of $650,000, or $0.26 per share. Mountain Lake may exercise the purchase option over a five-year period by making total additional option payments of $3,000,000 to Richmont Mines, and by incurring $1,000,000 in exploration and development expenditures at Valentine Lake within the same timeframe. Until all conditions included in the Agreement entered into between the parties are met, Richmont Mines will continue to own a 70% interest in the property.

On April 27, 2009, the Company announced it began dewatering the past-producing underground mine at its Francoeur property, located 25 km west of Rouyn-Noranda, Quebec. In addition to dewatering of the mine, which reaches a depth of approximately 820 metres, the Company will also re-commission the existing hoist and upgrade related infrastructure. This work is expected to be completed before the end of the second quarter of 2010. Richmont produced more than 345,000 ounces of gold at the Francoeur Mine between 1991 to 2001. The ore from the Francoeur Mine was processed at Richmont’s Camflo Mill from 1993 up to the mine’s closure in 2001, when the prevailing gold price was under US$300 per ounce. A surface exploration drilling program of 7,434 metres was completed during the third quarter of 2009. In August 2009, the Company filed an internal pre-feasibility study for the Francoeur Gold Project on SEDAR, that estimates Probable Reserves of 615,664 tonnes grading 6.91 g/t Au that can support production of 136,000 ounces of gold (before recovery) over an initial 4-year period. The Company is the 100% owner of the Francoeur property which covers 408.3 hectares, and consists of 12 mining claims, 3 mining concessions and 4 mining leases. There are no royalties or back-in-rights related to any of the claims, mining leases and mining concessions. Richmont is also the owner of the adjacent Arncoeur and Norex properties, which cover respectively the lateral and down-dip extension of the known gold mineralization.

The Company undertook an important exploration program at the Beaufor Mine in 2009, during which approximately 60,000 metres of drilling, including more than 28,000 metres of definition drilling, was completed. However, this drilling did not result in any significant increase to the mine’s reserve base.

Richmont Mines assumed responsibility for operations at the Island Gold Mine on January 1, 2005. During the course of the fourth quarter of 2005, after having fulfilled its obligation to invest $10 million for the development of the project, the Company acquired a 55% interest in the mine.

The Island Gold Mine began commercial production on October 1, 2007. On December 16, 2008, Richmont Mines acquired 42,929,581 common shares of Patricia Mining (representing approximately 98.2% of Patricia Mining's outstanding common shares) in exchange for CAN$0.15 cash and 0.055 of one common share of Richmont Mines for each common share of Patricia Mining pursuant to a plan of arrangement under the Business Corporations Act (Ontario). Richmont now owns all 43,704,581 common shares of Patricia Mining. Patricia Mining’s main asset is its joint venture interest in the Island Gold Mine. Following this transaction, Richmont Mines owns a 100% interest in the Island Gold Mine.

3.	2010 Trends

The Company’s strategy is to capitalize on its existing properties through exploration and development, to acquire advanced stage projects in North America where its expertise in narrow vein operations can be applied, and to improve production efficiencies. The Company’s corporate goal is to become a profitable, intermediate North American developer and producer of gold, operating four to five mines while establishing at least one million ounces of gold reserves.

Furthermore, the Company intends to focus on generating improved results in 2010. In addition to delivering on the Company’s gold sales target of a minimum of 65,000 ounces from the Beaufor and Island Gold mines, the Company’s top priorities in 2010 are to:

1.	Complete one strategic acquisition;

2.	Reduce operating costs;

3.	Pursue analyst coverage;

4.	Initiate a comprehensive Investor Relations campaign, and;

5.	Achieve valuation parity with Company’s peer group of junior Canadian gold producers.

4.	Risk Factors

In addition to the other information contained herein, the following risk factors should be carefully considered when evaluating an investment in the Company’s common shares:

Risks Associated with the Mining Industry

Speculative Nature of the Mining Industry

The gold mining industry is highly speculative in nature. There is no assurance that Richmont Mines’ mineral development and exploration activities will be successful. Success in increasing reserves is a result of a number of factors, including the Company’s level of geological and technical expertise, the geological composition of land available for exploration and other factors. Once gold mineralization is discovered, it may take several years to identify, delineate and evaluate resources, during which time the economic feasibility of production may change. Substantial expenditures are required to establish Proven and Probable Reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company’s exploration programs will result in the expansion or replacement of current reserves with new reserves.

Mining Risks

Because it holds an interest in several mines, the Company is subject to risks and hazards inherent to the mining industry, including:

•	fluctuations in commodity prices;

•	costs of constructing and operating a mine as well as processing and refining facilities in a specific environment;

•	availability of economical sources of energy and an adequate level of water supply;

•	adequate access to the site, including competing land uses and unanticipated transportation costs, delays and repair costs resulting from equipment failure;

•	data on which engineering assumptions are made;

•
changes in the regulatory environment (including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	industrial accidents and labor actions or unrest;

•	unusual or unexpected geological or geotechnical formations;

•	unanticipated ground or water conditions;

•	slope failure, rock bursts, cave-ins, failure of pitwalls or dams and fire;

•	environmental hazards, including discharge of pollutants or hazardous chemicals;

•	unanticipated grade and tonnage of ore to be mined and processed;

•	unusual or unexpected adverse operating conditions;

•	hazards involved in the drilling and mining of ore;

•	availability of qualified workforce;

•	natural phenomena and “acts of God”, such as inclement weather conditions, floods, earthquakes and other phenomena.

The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Company’s business, financial condition, results of operations and cash flow. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable. Also, it is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can often occur in the commencement of production. No assurance can be given that current exploration programs will result in any commercial mining operation.

The processing of ore may subject Richmont Mines to liability under environmental legislation resulting from a failure to maintain dams around tailing disposal areas. Richmont Mines may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure, due to political or other reasons, or against which it may elect not to insure because of high premium costs or for other reasons. This can result in delayed production, increase in production costs or liability. Paying compensation for obligations resulting from such liability may be very costly and could have an adverse effect on the Company’s financial position.

Failure to Achieve Production Estimates

The ore reserves presented in this Annual Information Form are in large part estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. There are numerous uncertainties inherent in estimating Proven and Probable Reserves including many factors beyond the Company’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the Proven and Probable Reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Company’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flow, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Company’s failure to achieve its production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operation and financial condition. The Company’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Additional Reserves for Gold Production

Because mines have limited lives based on Proven and Probable Reserves, the Company must continually perform exploration and development to replace and expand its reserves as they are depleted. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring certain projects into production and to expand existing operations. There are a number of uncertainties inherent in any exploration program relating to, amongst other things, the location of economic Mineral Reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, no assurance can be given that the Company’s exploration programs will yield new Mineral Reserves to replace mined reserves and to expand current Mineral Reserves.

Exploration and Development Risks

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, the issuance of necessary governmental permits and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

•	estimation of reserves;

•	anticipated metallurgical recoveries;

•	environmental considerations and permitting;

•	future gold prices; and

•	anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

Fluctuations in Gold Prices and Currencies

The profitability of the Company is directly related to the market price of gold. Gold prices fluctuate considerablyand are affected by numerous factors beyond the Company’s control, such as industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, production and cost levels, changes in investment trends and international monetary systems and changes in the supply and demand for gold on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. Gold price is sometimes subject to rapid short-term changes because of speculative activities. If gold prices were to decline significantly or for an extended period of time, the Company might be unable to continue its operations, develop its properties or fulfill its obligations under its agreements with its partners or under its permits and licenses. As a result, the Company might lose its interest in, or be forced to sell, some of its properties.

The following table sets out the annual average gold price (London PM fix) in U.S. and Canadian dollars over the past five years:

	(US$)	Exchange rate	(CAN$)

2005	444	1.21	537
2006	604	1.13	683
2007	695	1.07	744
2008	872	1.07	933
2009	972	1.14	1,108

When calculating its Mineral Reserve estimates, the estimated price of gold used by the Company was CAN$800 per ounce in 2009 for its Francoeur Project and CAN$850 per ounce in 2009 for its other mines. In the event of a sustained, significant drop in the gold price, the Company may be required to re-evaluate its assets, resulting in reduced estimates of reserves and resources and in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

Furthermore, since the gold price is established in U.S. dollars, a significant increase in the value of the Canadian dollar relative to the U.S. dollar coupled with stable or declining gold prices could adversely affect Richmont Mines’ results with respect to gold revenues.

Richmont Mines has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Company may engage in hedging activities in the future. Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. Also, the Company may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, there is no assurance that such hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Competition

The mining industry is intensely competitive and the Company is in competition with other mining companies for the acquisition of interests in precious and other metal or mineral mining properties. In the pursuit of such acquisition opportunities, the Company competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all. Although the Company has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company’s title. Properties may be subject to prior registered and unregistered agreements, transfers or aboriginal land claims, and title may be affected by undetected defects. In addition, transfers of title to certain properties of the Company are in the process of being completed. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. Moreover, where the Company’s interest in a property is less than 100%, the Company’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, which in certain circumstances may be the subject of differing interpretations between the parties to that agreement.

Laws and Regulations

The Company’s mining operations and exploration activities are subject to various laws and regulations governing the environment, agricultural zoning, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. No assurance can be given that additional significant costs and liabilities will not be incurred to comply with current and future requirements.

All of the Company’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

The Company believes that it is in compliance with all current laws and regulations material to its activities. However, new or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Company’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Company’s business, financial condition, results of operations and cash flow.

Insurance

The Company carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. No assurance can be provided that such insurance will continue to be available, will be at economically acceptably premiums or will be adequate to cover any liability. In some cases, risk coverage is not available or considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Company cannot insure or against which it has elected not to insure.

Requirement of Additional Financing

The continuing development of the Company’s properties will depend upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, and equity financing or other means. No assurance can be given that the Company will be successful in obtaining the required financing on acceptable terms, if at all.

Permits and Licenses

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. No assurance can be given that the Company will be successful in obtaining these approvals in a timely manner, if at all.

Joint Ventures

No assurance can be given that the Company’s joint venture partners will not veto the Company’s business plans, with regard to a specific joint venture and prevent the Company from achieving its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture company. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock.

Dependence on Personnel

The Company’s ability to manage growth effectively will require the Company to continue to implement and improve the Company’s management systems and to recruit and train new employees. Although the Company has done so in the past, no assurance can be given that it will be successful in attracting and retaining skilled and experienced personnel.

A first collective agreement for a three-year period ending December 31, 2006 was entered into with the employees of the Camflo Mill in May 2004. At the beginning of 2007, this agreement was renewed for another three-year period ending December 31, 2009.The Company and 18 employees at the Camflo Mill are currently in negotiations with the objective of signing a definitive agreement in the near future. No assurance can be given that the Company will be successful in renewing the collective agreement.

Risks Inherent in Acquisitions

The Company is actively pursuing the acquisition of advanced exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, the Company may also acquire securities of or other interests in companies with whom the Company may enter into acquisition or other transactions. Acquisition transactions involve inherent risks, including:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	ability to achieve identified and anticipated operating and financial synergies;

•	unanticipated costs;

•	diversion of management attention from existing business;

•	potential loss of key employees or the key employees of any business the Company acquires;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•	decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies, and could have a material adverse effect on the Company’s ability to grow and on the Company’s financial condition.

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, the Company cannot be certain that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Company’s business, results of operations and financial condition. Risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. In addition, to acquire properties and companies, the Company may use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Company’s flexibility to raise capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the Company’s common shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

Risks related to the Company’s Common Shares

Fluctuation in Share Price

The market price of the Company’s common shares may fluctuate due to a variety of factors relating to the Company’s business, including the announcement of expanded exploration, development and production activities by Richmont Mines and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Company’s Mineral Reserves or Resources, fluctuations in the Company’s operating results, sales of the Company’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about Richmont Mines’ strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. No assurance can be given that the market price of the Company’s common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Sales of Common Shares

Sales of substantial amounts of the Company’s common shares, or the availability of the Company’s common shares for sale, could adversely affect the prevailing market prices for the Company’s common shares. A decline in the market price of the Company’s common shares could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Equity Financing

The Company may require additional funds to fund its capital expenditures programs and potential acquisitions. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of its existing shareholders.

Existing Agreements Provide for Additional Issuances of Common Shares

The Company may issue additional common shares in the future pursuant to existing agreements.

Dividend Policy

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

III.    NARRATIVE DESCRIPTION OF THE BUSINESS

1.	Quebec Division

1.1	Beaufor Mine

1.1.1	Location and Property Description

i)	Location

The Beaufor Mine property, along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan and Perron Blocks 2, 3 and 4, are located approximately 27 kilometres to the northeast of the town of Val-d’Or, in the Abitibi-East county, in the Province of Quebec.

ii)	Description of Mineral Rights

The property includes the Mineral Reserves and Resources of the Beaufor Mine, which consists of a series of adjacent mining rights subdivided into four projects: Perron, Beaufor, Pascalis and Colombière. The projects are composed of two mining leases, one mining concession and 23 claims over a total area of 591.5 ha. The Courvan project and Perron blocks 2,3 and 4 form another group of mining titles with high economic potential but currently have no mining activities. This group consists of two mining concessions and 66 claims, over a total area of 1,298 ha.

Property	Number of mining leases, concessions and/or claims	Area (ha)	Expiration date
Beaufor	1	106	Mining Concession 280PTA : 01/31/2011
Colombière	13	226	Claims expire between 09/21/2011 and 10/15/2011
Courvan	61	1099	Mining concession 295 and 280PTB and 59 claims
			expire between 10/29/2010 and 10/02/2011
Pascalis	1	37.5	Mining Lease BM 750 : 06/02/2016
Perron	11	222	Mining Lease BM 858 : 03/11/2023
			10 Claims expire between 09/10/2010 and
			09/16/2011
Perron blocks 2, 3 and 4	7	199	Claims expire between 09/06/2010 to 12/15/2010

All of these claims will be renewed before the anniversary date because there are exceeding credits available. For the mining leases, taxes are paid to the government every year to keep them in good standing. For a mining concession, geological work is performed to keep it in good standing or taxes are paid every year. Richmont Mines has an internal procedure and an external control to insure appropriate follow up of regarding claims expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2009 and are expected to be for 2010. A detailed list and map of locations can be found in the Technical Report for the Beaufor Mine as of December 31, 2006 filed on March 29, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

iii)	Ownership of Mineral Rights

All the mining titles of the Beaufor property are jointly held by Richmont Mines (50%) and by Louvem (50%). Richmont Mines holds approximately 70% of the common shares of Louvem.

iv)	Mineral Royalties

All the properties jointly held by Richmont Mines and Louvem are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Beaufor Mine as of December 31, 2006, filed on March 29, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

Beaufor Mine (50% of the production)

The Beaufor Mine’s production is subject to the payment of royalties to Aurizon Mines Ltd:

Gold Price (US$/oz)	Royalties per ounce produced

< 300	CAN$0.00
300 – 325	CAN$17.00
325 – 350	CAN$18.50
350 – 375	CAN$20.00
375 – 400	CAN$22.50
400 –500	CAN$24.00
> 500	CAN$30.00

Perron and Perron Block 1 Property

The Perron and Perron Block-1 Property is subject to the payment of royalties to Aurizon Mines Ltd.:

Gold Price (US$/oz)	Royalties per ounce produced

300	CAN$0.00
300 –325	CAN$17.00
325 –350	CAN$18.50
350 –375	CAN$20.00
375 –400	CAN$22.50
400 – 500	CAN$24.00
> 500	CAN$30.00

Perron Block 2 (Claims 3493171, 3493172 et 3493173)

The Perron Block 2 Property is subject to a 2% NSR payable to Northwest Gold Corporation (“Northwest”). The Northwest NSR became payable when the gold price is higher than US$300 per ounce.

Pascalis

The Pascalis Property is subject to a 25% NPI payable to New Pascalis Mines Limited.

Colombière

The Colombière Property is subject to a 2% NSR payable to IAMGOLD Corporation (formerly Cambior Inc.).

v)	Environmental Obligations

Over 75% of the development waste material is hoisted from the underground mine to the surface and placed in a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

The rehabilitation plan for the Beaufor Mine was approved in April 2008 by the Ministère des Ressources naturelles et de la Faune du Québec (the “MRNF”).

vi)	Infrastructure

Two mine shafts are located on the Beaufor property: the old Perron shaft No. 5 is currently used for hoisting and the Pascalis shaft is used as the ventilation air intake shaft and as an emergency exit. A series of buildings including warehouses, workshops and offices are used to service a workforce of about 98 employees and approximately 29 independent contractors as at December 31, 2009. Over $1 million was invested to replace the structure of the headframe in 2007.

vii)	Location of Mineralized Zones

The mineralized zones, including Mineral Reserves and Mineral Resources, underground infrastructure and the waste pad are located on mining concession 280 PTA of the Beaufor property, mining lease 750 of the Pascalis property and mining lease 858 of the Perron property.

viii)	Permits

At our knowledge, all necessary permits and authorizations have been requested and issued.

1.1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography

i)	Accessibility

The mine can be accessed from Highway 117, going east from Val-d’Or to the Perron Road and then north towards the village of Perron. The mine can also be accessed using the secondary road 397 from Val-d’Or to Val-Senneville, and the going south on Paré Road to the village of Perron.

ii)	Climate

The average annual precipitation is approximately 914 mm , with most falling in September (some 102 mm). Snowfalls occur between October and May, with the most snowfall occurring between November and March. The monthly average for that period is about 50 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is 1.2°C , slightly above freezing . The average temperature for July reaches 17.2°C, while in January the temperature falls to –17.2°C. The lowest temperature measured was -43.9°C and the highest temperature measured was 36.1°C. Although the temperature of the area is below the freezing point an average of 209 days per year, mining operations aren’t affected by the climate.

iii)	Local Resources and Infrastructure

The area is well served by existing infrastructure and human resources. The population of the town of Val-d’Or is approximately 32,000 people. The town is accessible from the national road network and commercial flights are available daily at the local airport. The town also hosts an appropriate base of suppliers and manufacturers for the mining industry.

A railroad is located a few km to the south of the property and power is supplied by Hydro-Québec.

The ore from the Beaufor Mine is hauled by truck to the Camflo Mill located at an approximate distance of 49 km from the mine site. Waste rock is stored on site.

The local manpower is well trained. Since the mining town of Val-d’Or is very active, it is usually possible to recruit and retain a sufficient mining workforce. Professionals, engineers, geologists and technicians are generally well-trained and available in this area.

iv)	Physiography

The regional landscape is typical of the Abitibi lowlands, with its small rolling hills and widespread swamps, and its mixed forests of broadleafs and conifers. The forest cover is relatively young, as a forest fire devastated the area in 1942. The elevation is approximately 300 metres above sea-level.

1.1.3	History

Intermittent exploration fieldwork has been conducted on the Beaufor property since the 1930s. Following a development period, Aurizon Mines (50%) and Louvem (50%) started commercial production at the Beaufor Mine in January 1996. In August 2000, Aurizon Mines stopped the mining operation at Beaufor Mine for reasons of risk of instabilityof the crown pillar. In spring 2001, Aurizon Mines transferred the mining rights of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines for an amount of $1.8 million. In September 2001, Richmont Mines undertook construction work to secure the crown pillar and commercial production resumed at the Beaufor Mine jointly with Louvem in January 2002.

1.1.4	Geological Setting

i)	Regional Geology

The mining town of Val-d’Or is located in the southeastern part of the Abitibi greenstone belt formed of Archean volcanic and sedimentary rocks of the Superior Province. The mining camp of Val-d’Or is situated in the Malartic area, which is comprised of a volcanic pile including ultramafic, basaltic and rhyolitic flows. The Bourlamaque granodiorite intrusion hosts significant gold concentrations, namely at the Beaufor Mine.

ii)	Beaufor Mine Geology

The Beaufor, Perron, Pascalis, Colombière and Courvan properties belong to the same gold-bearing hydrothermal system with a similar geometry. The Beaufor deposit is included in the Bourlamarque granodiorite. Gold mineralization occurs in veins associated with shear zones moderately dipping south. The mineralization is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The gold-bearing veins show a close association with mafic dykes intrusive and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold-bearing veins.

1.1.5	Mineralization

Gold-bearing veins at the Beaufor Mine consist of quartz-tourmaline-pyrite veins, typical of Archean epigenetic lode gold deposits, that cross-cut the Bourlamaque Batholith. Mafic dykes that predate the mineralization are associated with shear-hosted gold-bearing veins. Shallowly dipping extensional gold-bearing veins are commonly observed at the Beaufor Mine. Shear zones striking N070o and dipping steeply to the southwest control the opening and gold enrichment of veins.

All the gold-bearing veins are contained in a strongly-altered granodiorite in the form of chlorite-silica forming anastomosing corridors of 5 to 30 m in thickness. The veins at the Beaufor Mine form panels of more than 300 m in length by 350 m in height. The thickness of the veins varies from 5 cm to 5 m. The zones are limited by the Beaufor fault (N115o /65 o -75 o) at 380 metres from the surface and a parallel system of shears (N70 o /sub vertical).

1.1.6	2009 Work

i)	Production Work

In 2009, 101,593 tonnes of ore at an average recovered grade of 6.38 g/t were extracted from the Beaufor Mine. This production yielded gold sales of 20,854 ounces, produced at a cash cost of US$740 (CAN$845) per ounce sold. This compared to tonnage of 115,674, an average recovered grade of 8.85 g/t, and gold sales of 32,908 ounces at an average price of US$886 (CAN$944) in 2008, and total tonnage of 97,429, a recovered grade of 8.36 g/t, gold sales of 26,182 and an average sales price of US$693 (CAN$745) in 2007. The cash cost per ounce increased in 2009 compared with 2008, as grades in the room and pillar stopes at Beaufor were lower than forecasted in the mining sequence, which resulted in lower production and higher operating costs. The following table summarizes the work completed over the last three years.

Beaufor Mine

	2009	2008	2007

Tonnes	101,593	115,674	97,429
Head grade (g/t)	6.52	9.00	8.47
Gold Recovery (%)	97.90	98.31	98.72
Recovered grade (g/t)	6.38	8.85	8.36
Ounces sold	20,854	32,908	26,182
Cash cost of production per ounce (US$)	740	509	468

Investment in property, plant and equipment (thousands of CAN$)	1,092	127	1,060
Exploration expenses (thousands of CAN$)	3,006	2,921	1,874

Deffered development metres	913	-	-

Diamond drilling (metres)
Definition	28,152	11,439	3,095
Exploration	32,699	33,765	25,157

ii)	Exploration

An important exploration program was undertaken at the Beaufor Mine in 2009, during which approximately 60,000 metres were drilled. This program included 28,152 metres of definition drilling and 32,699 metres of exploration drilling. This drilling, combined with development efforts, did not result in the reserve base being maintained at 2008 levels. Reserves stood at 165,761 tonnes at a grade of 8.38 g/t for 44,637 ounces at the end of 2009 compared to 244,063 tonnes at a grade of 8.89 g/t for 69,792 ounces at the end of 2008. While the Company’s drilling campaign in 2009 did not result in any significant increase to estimated Proven and Probable Reserves, these efforts did translate into an increase in Measured and Indicated Resources to 171,372 ounces versus 148,000 ounces at the end of 2008, as well as in Inferred Resources. However, increases in these resource categories are mostly below the existing infrastructure of the mine, and currently do not economically justify an extension of current operations.

1.1.7	Drilling

Most of the drill holes are planned on vertical cross-sections in order to undercut the shear veins at right angles. Drilling programs are sub-divided into two main categories:

•	Exploration drilling using a 40 to 80 metre by 40 to 80 metre grid;

•	Definition drilling based on a 10 to 20 metre by 10 to 20 metre grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor Mine. Underground drill holes are LTK48 (1 13 / 32 ") calibre. The core recovery is better than 90%, including the fault zones where the RQD is more than 75%. Detailed description of the drill core is prepared by experienced and highly qualified personnel, in accordance with established Beaufor Mine guidelines.

1.1.8	Sampling and Analysis

i)	Sampling

Sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill cores analyses as well as the grades of ore samples sent in the ore pass and in the car wagon are taken into account for Mineral Reserve calculation. The weight of each sample is around ½ kg per 3.5 to 5 tonne wagon. For development purposes, the weight of each sample is around ½ kg per 12 tonnes of blasted rock. There are currently no face-sampling “chips” taken at the Beaufor Mine.

In definition drill holes, samples are collected over 1 metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. Core recovery is over 90%. The entire core is then analyzed at the chemical assay laboratory.

For exploration holes, the length of the sample varies from 0.5 to 1 metre. The core is split in two using a hydraulic splitting machine. Recuperation of core is over 90%.

ii)	Assays

ALS Chemex Chimitec Laboratories in Val-d’Or was selected to analyze samples from the Beaufor Mine. This laboratory is certified ISO 9001-2000 for the Supply of assays and geochemical analysis services by QMI, an ISO certification firm. The step-by-step procedure for sample analysis is briefly described as follows:

•	Upon receipt of sample bags, all sample numbers are verified and entered into the Laboratory Information Management System (LIMS), a sample tracking system used by the laboratory;

•
Samples are dried and crushed to 70% passing 2 mm using a jaw crusher. A representative sub-sample weighing 250 to 300 g of the –2 mm fraction is prepared using a Jones riffle splitter. The sub-sample is then pulverized to 85% passing –200 mesh using a ring pulveriser;

•	Samples are then analyzed by fire assay with gravimetric finish using 30 g per sample.

iii)	Quality Control

The laboratory’s quality control program, at different steps of the process, includes:

•	Crushing, pulverizing, weighing: daily monitoring;

•	Fire assay: 1 blank, 2 standards and 3 duplicates are inserted in each batch of 84 samples.

A second quality control program established at the Beaufor Mine involves the insertion of blanks and standards.

Furthermore, rejects for all samples exceeding 10 g/t Au and less than 100 g/t Au are systematically re-assayed.

1.1.9	Security of Samples

There is no formal program established at the Beaufor Mine relating to shipment of samples. Samples are gathered in plastic boxes by the Beaufor Mine’s geological personnel and stored in a core shack. The samples are collected daily by the laboratory staff and brought to the laboratory directly. Historical production and milling data indicate reliability of the laboratory results. When there is doubt as to the location of a sample, the sampling number or any other anomaly, the data is not used for resource calculation.

1.1.10	Mineral Reserve and Mineral Resource Estimates

In 2009, the Mineral Reserve and Mineral Resource estimates were performed by Richard Dubuc, P.Geo. and Jessy Thelland, P.Geo., two employees of Richmont Mines and qualified persons pursuant to National Instrument 43-101. The methodology and procedures for Mineral Resource and Reserve estimates have been adopted from a study completed in 2006 by Golder and Associates, an independent firm. The database, factors and parameters used in the determination of the Mineral Reserves and Resources are based on the available information at the Beaufor Mine as of December 31, 2009. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The Mineral Reserve and Resource estimates are carried out in accordance with National Instrument 43-101. Mineral Resources and Reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification adopted by the CIM Council on August 20, 2000. All standards generally accepted in the mineral industry as well as National Instrument 43-101 requirements and CIM regulations for both Mineral Resource and Reserve estimates have been fully complied with in this study.

A composite table of grades has been prepared for resource modelling on the basis of the current geological interpretation of each of the drilling sections, which are 10 metres apart. The composite values were arranged by zones of economic interest, which allowed for the construction of distinct longitudinal sections for each zone. Each drilling section was projected onto the longitudinal sections, which made it possible to estimate the Mineral Resources. For the drill holes, the gold value is cut at 68 g/t for the B and C zones and 34.25 g/t Au for the others zones. The blasted rocks are cut at 16.50 g/t Au for all the zones except for the B zones where they are cut at 12.00 g/t Au. A density factor of 2.75 t/m3 is applied to evaluate the volume.

All the geo-scientific data collected at the Beaufor Mine is grouped into two main databases. Internal procedures have been prepared in order to validate the information in the databases. All the work performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

i)	Mineral Reserve Estimate

General

The database and the parameters used to estimate the Mineral Reserves are based on past mining experience and the information available as at December 31, 2009. The parameters were reviewed and modified by Golder and Associates in 2006. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2009. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of Mineral Resources to Reserves is based on economic feasibility. As per National Instrument 43-101, only Mineral Resources in the Measured and Indicated categories can be used to establish the estimate of Mineral Reserves.

The budgeted costs used are based on actual and historic data of the mining operation and are updated based on experience and to reflect the changes in the prevailing economic situation.

Technical Parameters

The basis and the parameters used in the economic study for reserve estimation are given in the following sections.

Mining Methods

The two major underground extraction methods currently used at Beaufor Mine are room and pillar and long hole methods:

Room and Pillar
•	Geometry: stope width from 6 metres to ten metres in the plane of the vein with in-stope pillars of 3 metres by 3 metres in section or 2 metres long in the plane of the vein;

•	Maximum vein dip: 40°;

•	Ore mining recovery: 80% used in the economic evaluation;

•
Internal dilution: the ore block is designed with a true thickness of 2.4 metres. The drilling intercepts are projected to the same lengths. The minimum mining width is 2.4 metres. The dilution grade is assumed to be 0 g/t Au;

•	External dilution: a dilution amounting to 5% at a grade of 0 g/t Au is added in the determination of the economic Mineral Reserves.

Long Hole
•	Geometry: maximum panel length of 40 metres;

•	Minimum dip of vein: 45°;

•	Ore mining recovery: 100% for designed stopes with all pillars between stopes clearly identified during the process of Mineral Reserve estimation;

•	Internal dilution: minimum mining width is 3 metres. The drilling intersections are projected to a minimum length of 3 metres;

•	External dilution: a dilution rate of 10% for waste at a grade of 0 g/t Au is assumed for primary stopes.

Cut-off Grades

Cut-off grades have been calculated based on both developed and un-developed workings for the two major mining methods used at Beaufor Mine, which are room and pillar and long hole.

The main criteria are as follows:

•	No profit margin is built into the estimate;

•	Development costs or capital expenditures are not used;

•	Only the price of gold is taken into account in the economic calculation;

•	The price of gold used was CAN$850 per ounce applying an exchange rate of CAN$1/US$;;

•	Operating costs include fixed costs budgeted for 2010 and variable costs (production and development) based on the results from January to June 2009 for each method.

The results of the cut-off grade study by mining method for both developed and un-developed underground workings are listed in the following table:

Mining Method	Workings	Cut-off Grade (g/t)
Room and pillar	Developed	6.26
Room and pillar	Undeveloped	7.19
Long hole	Developed	5.26
Long hole	Undeveloped	6.19

Reserve Classification

Descriptions with more details about classification of reserves at the Beaufor Mine are set out below.

Proven Mineral Reserves

At the Beaufor Mine, Proven Reserves are based on ore blocks developed from drifts or raises up to a maximum of 8 metres from these openings. The level of accuracy of the economic evaluation is that of a feasibility study.

Probable Mineral Reserves

The Mineral Reserve estimate in the Probable category was based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, Probable Reserves extend to a maximum of 10 metres from drilling data. Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

In accordance with the Mineral Reserve calculation, as at December 31, 2009, the Mineral Reserves of the Beaufor Mine are estimated as follows:

Category of reserves	Tonnes (metric)	Grade (g/t Au)	Au (oz)

Proven	47,033	6.63	10,021
Probable	118,728	9.07	34,616

Total (proven + probable)	165,761	8.38	44,637
Before mill recovery of 97.90%

As of December 31, 2009, the Mineral Reserves at Beaufor Mine are estimated at 44,637 ounces of gold, calculated using a long-term gold price of CAN$850 per ounce, for an expected mine life of approximately two years.

ii)	Mineral Resource Estimation

Mineral Resource Classification

The following description presents more details about the Mineral Resource classification at the Beaufor Mine.

At the Beaufor Mine, Measured Mineral Resources were confirmed by underground excavation and are extended over 8 metres from these openings following the dip of the zone. Indicated Mineral Resources are defined by drilling using a 10 to 20-metre by 10 to 20-metre grid whereas Inferred Mineral Resources are defined by drilling using an 80-metre by 80-metre grid or more. At most, a 20-metre by 20-metre polygon is applied to each drill hole within the area used to calculate the volume of the Indicated Mineral Resources, and of 40-metre by 40-metre polygon is used for the Inferred Mineral Resources.

Table of Mineral Resources

Following the Mineral Resources calculation, the Mineral Resources at the Beaufor Mine as of December 31, 2009 were estimated as follows:

Resource Category	Tonnes[1] (metric)	Grade[1] (g/t Au)	Au (oz)
Measured	96,396	5.78	17,903
Indicated	725,732	6.58	153,469

Total (measured and indicated)	822,128	6.48	171,372

Inferred	919,214	6.74	199,256

1.	Tonnage and grades of these resources do not include any dilution and have not been corrected by a mining recovery factor.

1.1.11	Mining Operations and Metallurgy

The two major underground extraction methods currently used at Beaufor Mine are room and pillar and long hole methods.

The Beaufor Mine ore is trucked to the Camflo Mill located approximately 49 kilometres from the mine site. Camflo Mill Inc., the owner of the Camflo Mill, is 100% owned by Richmont Mines. The Camflo Mill, with a rated capacity of 1,300 short tons per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

The historic average rate of recovery of the mill is 98.5% when ore extracted from the Beaufor Mine is milled. No major operating problems have been experienced at this mill nor are any anticipated in the near future. Usual maintenance and repairs are carried out when deemed appropriate.

1.1.12	Production Summary

In 2009, ore totalling 101,593 tonnes at an average recovered grade of 6.38 g/t was extracted from the Beaufor Mine. This production yielded gold sales of 20,854 ounces, produced at a cash cost of US$740 per ounce, compared to the previous year with 115,674 tonnes of ore at an average recovered grade of 8.85 g/t, produced at a cash cost of US$509 per ounce. The cash cost per ounce increased in 2009 compared to 2008, as grades in the room and pillar stopes at Beaufor were lower than forecasted in the mining sequence, which resulted in lower production and higher operating costs.

	Year ended December 31, 2009		Year ended December 31, 2008		Year ended December 31, 2007

Precious metals revenues (thousands of CAN$)		23,215		31,075		19,504

Tonnes processed		101,593		115,674		97,429
Head Grade (g/t)		6.52		9.00		8.47
Gold recovery (%)		97.90		98.31		98.72
Recovered grade (g/t)		6.38		8.85		8.36
Ounces sold		20,854		32,908		26,182
Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$
Cash cost	740	845	509	543	468	503
Depreciation and depletion	38	43	38	41	114	122

Total	778	888	547	584	582	625

Average price obtained per ounce	975	1,113	886	944	693	745

2.	Ontario Division

2.1	Island Gold Mine

2.1.1	Location and Property Description

i)	Location

The Island Gold Mine is located approximately 85 km northeast of Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville, Ontario is approximately 15 km northwest of the Island Gold Mine.

ii)	Description of Mining Claims

The Island Gold property consists of 137 patented, leased and staked claims totalling 4,684 ha.

Property	Number of claims	Area (ha)	Expiration date	Richmont Mines Ownership (%)
Kremzar	20	381	Patented Claims : taxes are paid every year,	100
			2 Leased claims: 02/08/2022 to 06/30/2030
Lochalsh	31	368	Patented Claim : taxes are paid every year	100
			Mining Leases : 01/30/2011 to 06/30/2030
			Claims : 02/06/2012 to 03/26/2012
Goudreau	65	1,003	Patented Claims : taxes are paid every year	100
			1 Claim: 08/20/2012

Island Gold	21	2,932	Claims : 03/05/2011 to 10/25/2014	100

The claims will be renewed by applying excess credits available before the anniversary date. Taxes are paid annually to the government to keep Patented Claims and Mining Leases in good standing. In June 2009, 6 Mining Leases were renewed for a term of 21 years. Richmont Mines has an internal procedure to ensure monitoring of the claims expiry dates. All of these mining claims, mining leases and patented leases were in good standing in 2009 and are expected to be for 2010. A detailed list and map of locations can be found in the Island Gold Technical Report as of May 15, 2007, filed on May 25, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

With the acquisition of Patricia Mining, Richmont Mines added four new groups of claims to its portfolio in Ontario:

•

A 75% interest in the Edwards property, a group of 39 claims covering an area of approximately 694 hectares,. This property is located to the east of the Island Gold property (the other 25% interest is held in trust by the Company on behalf of Red Pine Exploration). These claims expire between August 28, 2010 and August 28, 2011. Richmont Mines intends to renew all of these claims, as the location of this property is strategic, namely on the strike of the Goudreau Lake shear zone, between the Island Gold and Cline Edwards Mines.

•

The Little Brothers property, which is a group of 4 claims over an area of approximately 573 hectares, is located further east, near 4 patented claims owned by Richmont Mines. These claims expired on February 27th, 2009. After reviewing the relevant data, Richmont Mines decided not to renew these claims.

•

The Ego property, which is a group of 3 claims covering an area of approximately 73 hectares, and is located west of the Island Gold property. These claims expire on June 5, 2011. Richmont Mines will continue to carry out work on this property.

•

A group of 2 claims covering approximately 480 hectares in the Dunne Lake Township, located 300 km to the northeast of Thunder Bay. These 2 claims expired on May 24, 2009, at which point Richmont Mines decided not to renew them.

iii)	Summary of Agreements

Richmont Mines entered into an agreement with Patricia Mining on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of $1.0 million in common shares of Patricia Mining at $0.50 cents per share and obtained an option to acquire a 55% interest in the Island Gold property by investing up to $10 million or by bringing the project into commercial production. This initial investment was used to partly finance a $3 million exploration program on the Island Gold project. On December 3, 2004, Richmont Mines decided to invest up to $10 million in order to acquire a 55% interest in this project. Richmont Mines became the project operator as of January 1, 2005. During the course of the fourth quarter 2005, after having fulfilled its obligation to invest $10 million for the project development, the Company acquired its 55% interest.

In January 2006, Richmont Mines and Patricia Mining announced the purchase of Algoma’s remaining joint venture interest in the Goudreau property near Dubreuilville Ontario, for $100,000. The property remains subject to the 15% net profits interest as per the original joint venture agreement between Algoma and Patricia Mining.

On December 16, 2008, Richmont Mines acquired all of the common shares of Patricia Mining that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Ontario). As a result of this transaction, Richmont Mines owns a 100% interest in Island Gold Mine.

iv)	Ownership of Mining Rights

All mining titles on the Island Gold project were jointly held by Richmont Mines (55%), and Patricia Mining (45%). Since the acquisition of Patricia Mining on December 16, 2008, Richmont holds 100% of all mining titles relating to the Island Gold property. Following the acquisition, the mining rights owned by Patricia (45%) were transferred to Richmont Mines in February and March 2009.

v)	Mining Royalties

All the properties held by Richmont Mines are subject to the payment of royalties and financial contractual obligations. Details can be found in the Technical Report for the Island Gold Project as of May, 15, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com.

The Kremzar Property is subject to a 4% NSR in favour of Algoma Steel. The Algoma NSR will become payable at such time as the aggregate amount of NSRs received by the Company and Teck Cominco (“Teck”) (formerly Aur Resources Inc.) equals the aggregate preproduction costs.

The Kremzar Property is also subject to a 3% NSR payable to Teck, which is payable until such time as the Algoma NSR becomes payable. In the event that the Algoma NSR becomes payable and is reduced below 4%, Teck will be entitled to receive a net smelter return equal to 50% of the amount by which the Algoma royalty is reduced, payable on the same terms as the Algoma NSR.

The Lochalsh Property is subject to a 3% NSR payable to Teck.

The Goudreau Property is subject to a 2% NSR payable to Teck and a 15% Net Profits Interest (“NPI “) royalty payable to Algoma.

vi)	Environmental Obligations and Permits

•	The permit to operate the Kremzar Mill, located on the Island Gold Mine property, was amended in September 2008 to include water treatment to clarify the effluent of the primary pond. The treatment is done by adding a coagulant and a flocculant. The new permit number is 0734-7HYHVH.

•	It is expected that the primary pond will be able to hold the tailings for another two to four years just by managing the water differently. Various scenarios are under consideration.

•	The Lochalsh closure plan was approved on April 30, 2007. At that time, a financial assurance of $177,523 was put in place to cover the closure costs. The closure plan for the Kremzar property was filed with the Ontario Ministry of Northern Development and Mines (“MNDM”) in 1998 by Patricia Mining and was also approved. A payment of $10,000 cash was made by Patricia Mining, and there was a collateral mortgage of $577,800 granted using the Kremzar Mill as security. In January 2009, following the acquisition of Patricia Mining, Richmont Mines provided the MNDM with a letter of credit to cover all closure plan costs. Since Richmont Mines has satisfied all the conditions by the MNDM, the mortgage on the Kremzar Mill has been released. There are no environmental issues on the property at this time.

vii)	Infrastructure

The Island Gold Mine infrastructure includes the primary tailings pond, the secondary settling pond, the Kremzar Mill (a carbon-in-pulp mill with a capacity of 650 tonnes per day), the Kremzar ramp and portal, the Lochalsh ramp and portal, the mine access road, and the hydro lines. An office, a core logging and storage facility, and a mine dryare also located on the Kremzar Mine site.

viii)	Location of Mineralized Zones

The mineralized zones, including Mineral Reserves and Mineral Resources of the Island Zone and underground infrastructures, are located on mining leases 991853, 991854 and 991852 and patented claim 2075 of the Lochalsh property, and the ramp and waste pad are on patented claims 1776 and 1710 of the Goudreau property. The reserves and resources of Lochalsh are localized on mining leases 825288 and 825287 of the Lochalsh property. The Goudreau resources are located on patented claim 3817 of the Goudreau property.

2.1.2	Accessibility, Local Resources, Infrastructure, Climate,and Physiogeology

i)	Accessibility

Access to the Island Gold Mine is via an all-weather road from Highway 519, just west of Dubreuilville, Ontario. The access is located approximately 35 km east of the junction between Highways 17 and 519. It takes approximately one hour to drive from Wawa, Ontario to the mine site.

ii)	Local Resources and Infrastructure

Wawa has a population of approximately 3,500. Dubreuilville is a forestry community with a lumber mill and a population of approximately 900. The Island Gold Project is also within a few kilometres of railway lines operated by Canadian National Railways and Algoma Railways. Sidings for each of these railwaylines are located in the towns of Goudreau and Lochalsh.

A power substation connected to the provincial power grid, water supply, gravel roads, offices, maintenance buildings and living accommodation are all available within the Project area. Power is supplied by Algoma Power Inc. (formerly Great Lakes Power Corporation).

Richmont Mines also offers living accommodations and flexible schedules to its employees. Training is offered in order to maintain a local qualified workforce.

iii)	Climate

The mine is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average day time temperature is 2°C, ranging from -41°C to 31°C throughout the year. Annual precipitation is normally 669 mm of rain and 278 cm of snow. Winter winds are from the northwest and north, and during the summer south westerly to westerly winds prevail. The climate does not affect the mining operation, which extends all year long.

iv)	Physiogeology

The Project area is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction with widespread swamps, and mixed forests of broadleafs and conifers. Property relief is low, from a high point of 488 m above sea level near Miller and Maskinonge Lakes, to a topographic low point of 381 m above sea level near Goudreau Creek. The Project area has been partially logged.

2.1.3	History

In 1983, Canamax Resources Inc. (“Canamax”) and Algoma formed a joint venture to evaluate the mineral potential of Algoma's 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone (“GLDZ”). These lenses are known as the Lochalsh, Island Gold, Shore and Goudreau Lake Zones. During 1989 and 1990, a 1,280 metre long ramp was driven into the Island deposit beneath Goudreau lake from an adit on the north shore. Drifts and raises totalling 382 metres were developed on two levels at depths of 125 metres and 140 metres below the Goudreau lake elevation. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

Patricia Mining acquired the project in 1996 and completed 16,862 metres of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia Mining started an underground exploration program and completed a resource estimate at a cost of $3.0 million. A total of 125 drilling drifts, 53 metres of ore sill and 8,137 metres of drilling have been completed.

In 2005, Richmont Mines completed 2,111 metres of underground development and 7,903 metres of delimitation drilling. A total of 7,259 tonnes with a content of 6.23 g/t Au from ore development were stockpiled on the surface.

In 2006, Richmont Mines continued the exploration program. A total of 3,469 metres of development were completed including 506.5 metres of ramps and 1,700.5 metres of ore silling. A total of 56,861 tonnes of development ore with a content of 6.96 g/t Au were stockpiled on the surface. At the end of December, a total of 41,531 tonnes of mineralized material grading 4.80 g/t Au were processed at the mill. A total of 28,149 metres of underground diamond drilling were performed on the Island Zone, and 10,602 metres of drilling were completed from the surface on the Lochalsh and Goudreau zones. Reserve and Resource estimates were performed by Genivar in 2007 based on this work.

On October 1, 2007, Island Gold began commercial production. On December 16, 2008, Richmont Mines acquired all of the outstanding shares of Patricia Mining and now owns a 100% interest in the property.

2.1.4	Geological Setting

i)	Regional Geology

The Island Gold Project is part of the Michipicoten greenstone belt which is part of the Wawa sub-province and Superior Province of Archean age. The Project is stratigraphically positioned in the upper portion of the Wawa Assemblage, composed by intermediate to felsic volcanic rocks capped by pyrite-bearing iron formations.

ii)	Project Geology

The Island Gold Project covers part of the interface between the Catfish assemblage, composed of mafic rocks, and the Wawa assemblage, which consists of felsic rocks. The pyrite-rich Goudreau iron formation lies at the contact between the Wawa and Catfish assemblages. A unit of pyroclastic rocks marks the transition between the two assemblages and hosts the gold occurrences encountered on the property. This gold mineralization is controlled by the GLDZ. The GLDZ hosts the Island, Lochalsh, Goudreau, Shore, and North Shear gold zones, all located within the Island Gold property.

2.1.5	Mineralization

Within the GLDZ are a series of parallel shear zones, up to 25 metres wide by several hundred metres long, with dips ranging from -70°to -90°, that host the gold mineralization. Moderate to high strain intensity is present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Within areas of intense sericitization and silicification with 2% to 5% pyrite are narrow, subparallel quartz veins carrying gold mineralization. Gold is found primarily in quartz stringers and in veins 1 centimetre to 1.5 metres wide. Finely disseminated gold occurs in clusters up to 3 mm in diameter.

At the Island Gold deposit, 5 zones referred to as E1, E, D1, D, and C, are defined and characterized by the presence of alteration halos ranging from 0.5 metres to over 8 metres in thickness, and are comprised of intense silica alteration, albite alteration and quartz-carbonate veins. Two dominant envelopes are defined, namely the C/D envelope and the E/E1 envelope, which includes the D1 zone. An anastamosing pattern defines the relationship between the zones.

2.1.6	2009 Work

i)	Production

The Island Gold Mine produced 211,773 tonnes of ore at an average recovered grade of 5.71 g/t, for 38,879 ounces in 2009, compared with 161,320 tonnes at 7.33 g/t and 38,037 ounces in 2008. The cash cost per ounce increased to US$736 (CAN$841) in 2009, from US$659 (CAN$703) in 2008 and US$621 (CAN$668) in 2007, primarily a reflection of higher dilution, particularly in the first half of 2009, and a greater amount of development ore being processed, which lowered the average recovered grade in the year. This compared to 161,320 tonnes at a recovered grade of 7.33 g/t, and gold sales of 38,037 ounces at an average price of US$867 (CAN$924) in 2008, and total tonnage of 35,202, a recovered grade of 6.45 g/t, and gold sales of 7,302 ounces at an average price of US$726 (CAN$780) in 2007. The Island Gold Mine began commercial production in October 2007.

Island Gold Mine1

	2009	2008	2007

Tonnes	211,773	161,320	35,202
Head grade (g/t)	6.04	7.65	6.84
Gold Recovery (%)	94.52	95.83	94.36
Recovered grade (g/t)	5.71	7.33	6.45
Ounces sold	38,879	38,037	7,302
Cash cost of production per ounce (US$)	736	659	621

Investment in property, plan and equipment (thousands of CAN$)	4,318	3,079	4,494
Exploration expenses (thousands of CAN$)	3,136	2,293	505

Deferred development metres	1,576	605	-
Development metres	-	-	4,075

Diamond drilling (metres)
Definition	13,604	14,764	-
Exploration	18,936	1,901	12,940

1	Prior to its acquisition of Patricia Mining in December 2008, which held a 45% interest in the Island Gold Project, Richmont Mines reported 100% of the consolidated results of the Island Gold Mine, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it is the primary beneficiary of the expected losses and/or receive the majority of the residual returns of the variable interest entity (“VIE”). Richmont Mines held a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses differed from the percentage that it owned the Company was considered the primary beneficiary of the VIE.

ii)	Exploration

In 2009, Richmont Mines continued its underground exploration program via drilling and drifting in order to improve the quality of the resources, convert resources to reserve categories and increase the overall resource base. The excavations were done in waste rock to continue the exploration access drifts towards the Extension-2 sector of the E1E zone, the Goudreau and the Lochalsh zones. This development also permitted exploration diamond drilling in the Extension-2 sector of the E1E zone, the Lochalsh and the Goudreau zones.

During 2009, underground drilling at the Island Gold Mine represented 212 drill holes totaling 26,914 metres. Approximately half of these metres were exploration holes in the Lochalsh, Goudreau and Extension-2 zones. Drilling confirmed the presence and continuity of the targeted zones. The delineation drilling into the Extension-1 sector of the E1E permitted the conversion of Probable Reserves into Proven Reserves. The exploration drilling in the Extension-2 sector of the E1E confirmed the location of the known resource, and resulted in the conversion of a portion of the resources into Probable Reserves.

A surface diamond drilling campaign was implemented in conjunction with the underground drilling during the past year. The goal of this campaign was to primarily test the eastern and western extensions of the known zones in the vicinity of Island Gold Mine. Other potential areas, such as zone 21, were also tested.

The 2009 surface exploration drill program was completed in October. The program consisted of 18 holes and totaled 5,626 metres. The drilling on the projected eastern extension of the mine structure horizon was successful in identifying the continuance of similar alteration, mineralization and shearing over one kilometre east of the Island Gold Deposit under Goudreau Lake.

2.1.7	Drilling

A total of 763 holes totalling 144,124 metres of surface and underground diamond drilling were completed on the property from the early 1980’s to December 2007. The majority of the drill-holes used for resource estimates were BQ size. In 2009, approximately 27,000 metres were drilled from underground and 5,600 metres from surface.

Most of the drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 metres by 15 metres, targeting alteration assemblages in the E1/E Zone. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are BQ calibre. Core recovery is 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. A rock quality designation (“RQD”) analysis was completed for most of the drill holes drilled in the 2009 program and the RQD for the zones is excellent (› 90%). The interpretation and development of each section was completed after receipt of the drill holes assays and section plots. This interpretation served to complete the reserve and resource estimates.

2.1.8	Sampling and Analysis

i)	Sampling

The drill hole sampling approach is defined to coincide with lithological contacts, and samples have a minimum width of 0.3 metres and a maximum length of 1 metre. The core recovery is very good and can be considered to be representative.

The panel (or chip) sampling method consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The samples weighed an average of 1.5 kg to 2 kg for a zone of 1.5 metres vertically by 0.3 metres to 1.0 metre horizontally. Each face was sampled and the number of assays varied based on the geology and the opening.

The drill cores and chip samples are representative and the mineralization style, with the presence of quartz veins and free gold, shows a nugget effect.

ii)	Assays

Swastika Laboratories Ltd of Swastika, Ontario, was used to perform fire assay, gravimetric and specific gravity analyses for the underground drilling and development program in 2009. A number of underground muck and chip samples were sent to the Wesdome assay lab in Wawa. Swastika laboratories are accredited ISO 9001-2000, and hold a Certificate of Laboratory Proficiency (PTP-MAL).

Gold assays are completed by fire assay with 30 g of material with either a gravimetric or AA finish. The cut-off for gravimetric versus AA finish, has been established at 3 g/t Au. When the grade exceeds 30 g/t Au, a Metallic Sieve assay is performed. Detection limit for gold safely is at 3 ppb. Rejects and pulps are kept by the laboratory or stored at the Island Gold site. These methods and the routine sample preparation are described in the following section. A detailed procedure can be found in the Technical Report for the Island Gold as of May 15, 2007, filed on May 25, 2007 under the Company’s profile on the SEDAR web site at www.sedar.com

The step-by-step procedure for sample analyses is briefly described as follows:

1)	Dry samples, if required;
2)	Crush total sample to ½ inch (Jaw Crusher);
3)	Split approximately 350 g using a Jones riffle;
4)	Remaining rejects are placed in a plastic bag and packed in cartons with sample numbers listed on the outside;
5)	Pulverize the 350 g sample;
6)	Homogenize the pulp: it is then ready for assay;
7)	Samples are then analyzed by fire assay with an absorption atomic or gravimetric finish. A total of 30 g of representative material are subjected to the fire assay and to gravimetric finish.

The Pulp and Metallic Method is used to overcome sampling difficulties caused by coarse particles of gold, native silver or other similar metals that do not pulverize very well.

Swastika’s adaptation of this method for Gold Assay is as follows: pulverize the entire sample if possible, screen through a 100 Mesh sieve (other Mesh sizes can be used depending on sample size and allowable deviation). The -100 Mesh fraction is weighed, homogenized and assayed in duplicate using one assay tonne (30 g) portions. The +100 Mesh fraction (approximately 20 g) is weighed and entirely fused. The correction resulting from gold found in the metallic portion is incorporated into the final calculated result. The weight and grade of both fractions are also reported.

iii)	Quality Control

In 2007, during the course of the geological confirmation program, an evaluation of “Quality Assurance/Quality Control” (“QA/QC”) data was done to address the three main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A certified standard and blank assay was run with each sample batch. In addition, a replicate assay was run on every 10th sample to be used for checking the reproducibility of the assays.

The results of the field and analytical blanks used to monitor for potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2007.

In 2009, a “QA/QC” program is still in place with the addition of certified standards and in-house blank material to the regular samples submitted to the laboratory. The laboratory has its own QA/QC program with the addition of analytical blank standards and certified reference standards to each batch of assays.

The assays supporting the Island Gold Mineral Resource estimate are based on sample preparation and analytical protocols that meet standard industry practice.

2.1.9	Security of Samples

There is no formal program established at the Island Gold Mine relating to the shipment of samples. In 2005, the core logging facility and core storage area were established on the Kremzar Mine and milling site. A trailer was installed onsite and fit out as a core logging facility. A separate room was installed for core sawing and sample packing. The core is stored outdoors in covered racks or as separate cross-piles. There is a gate on the mine access road and there are personnel working onsite at all times. Individual sample bags are sealed. The samples are placed in large rice fiber bags and placed on pallets. Shipping of samples is done by pick-up by Island Gold staff. Once in Swastika, the samples are collected by Swastika Laboratories staff and brought to the laboratory. The underground channel samples are shipped to the River Gold laboratory in Wawa by Island Gold staff.

2.1.10	Mineral Reserve and Mineral Resource Estimates

In 2009, Mineral Reserve and Mineral Resource estimates were performed by Michel Plasse, P.Geo., an employee of the Company, and reviewed by Daniel Adam, P.Geo., Ph.D., Exploration Manager and also an employee of the Company, who are qualified persons under National Instrument 43-101. Factors and parameters used in the determination of the Mineral Reserve and Mineral Resource estimates are based on the knowledge of the Island Gold Mine as of December 31, 2009.

The Mineral Reserve and Mineral Resource estimates were carried out in accordance with National Instrument 43-101 recommendations and regulations. Mineral Resources and Reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral industry as well as National Instrument 43-101 recommendations and CIM regulations for both Mineral Resource and Reserve estimates have been fully complied with.

The source data and parameters used in the resource calculation correspond to knowledge acquired and best estimates as at December 31, 2009. Budget costs used in the evaluation are based on estimated and actual data, taking into account acquired experience.

i)	Procedures and Technical Parameters

The Gemcom GEMS 6.2.3 software was used to prepare the resource calculation. The reserve estimates were calculated following two distinct methods. (1) When ore development was completed above and below the ore block, the grade and tonnage was determined by the solids methods in GEMS software. This method was used only in the Island Gold Mine sector. (2) If ore development was missing or incomplete, the grade and tonnage of the reserves and resources were determined by polygonal method. The Polygonal method was used in the Extension-1 and Extension-2 sectors.

Regardless of the methods used, composites were established by the geological department for each drill hole and underground development face. The diamond drill hole composites were determined following an interpretation on vertical cross-sections and horizontal plans while the development composites were interpreted using the face mapping and assay results of each development face. Once individual composites were determined, each one was tagged in the database according to their individual zone name. Individual pierce points were generated on longitudinal sections for each zone. These longitudinal sections are a representation of an average plane through each mineralized zone.

For the polygonal method, construction of the polygons is completed on longitudinal sections. An area of influence of 15 metres was determined for the development composite while the diamond drill holes used a 20 metre influence. A 10 metre influence was used on the lateral extremities of the development composite to limit their influence. When all polygons are generated, a combination of the development and drill hole pierce points is created. When an overlap between the two occurs, the development composites are considered more accurate and are used for the estimation of reserves.

After the ore block limits are determined and the grade and tonnes of each reserve block are calculated, specific dilution and ore recovery are factored into the final reserve estimate.

All the geo-scientific data collected at the Island Gold Mine are entered into a Gemcom database. Internal procedures have been prepared in order to validate the information in the database. All this work is performed by the Island Gold Mine geology department and all steps, from data entry to layout drawings, follow strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

The main parameters used to estimate Mineral Reserves and Mineral Resources are as follows:

•	A cut-off grade of 4 g/t Au fixed with a gold price at CAN$850 per ounce with an exchange rate of CAN$1/US$;

•	Grade capping at 75 g/t Au for all zones;

•	A minimum true thickness of 2.0 metres based on the mining method (longitudinal long hole);

•	An average rock density of 2.82 t/m3 is defined;

•	Ore mining recovery: 95% for designed stopes - pillars between stopes have been excluded;

•	External dilution: a dilution rate of 10% to 25% for waste at a grade of 0.5 g/t Au is assumed for stopes (% varies in function of the stope width). A dilution rate of 30% is assumed for development;

•	Excluded mill recovery of 95%.

ii)	Mineral Reserve Estimates

General

The database and the parameters used to estimate the Mineral Reserves are based on the results from 2009, the forecast for 2010 and information available as at December 31, 2009. The technical parameters were reviewed by Michel Plasse, P.Geo. and Daniel Adam, P.Geo., Ph.D., two employees of the Company. Thus, both the dilution and the ore-recovery factors by mining methods used in the reserve estimate are based on mining methods. All these factors and parameters will be updated on an annual basis in order to account for changes in mining operations.

The conversion of Mineral Resources to Reserves is based on economic feasibility. As per National Instrument 43-101, only Mineral Resources in the Measured and Indicated categories can be used to establish the estimate of Mineral Reserves.

Reserve Classification

More detailed descriptions regarding classification of Mineral Reserves at the Island Gold Mine are set out below.

Proven Mineral Reserves

Ore development was completed above, below or on both levels of the ore block. If only one level was developed, a minimum drill spacing of 20 metres was necessary to confirm the vein continuity. An economic feasibility was estimated by the engineering department of the Island Gold Mine to validate the block as reserves.

Probable Mineral Reserves

No development was done above or below. Since the information from the ore development was lacking, a maximum drill hole spacing of 20 metres center to center was necessary to validate the vein continuity inside the ore block. Economic feasibility was estimated by the engineering department of the Island Gold Mine to validate the block as reserves.

Dilution and mining recovery rates are included in the reserve calculation.

Reserve Table

In accordance with calculations completed by Michel Plasse, P.Geo., an employee of the Company, as of December 31, 2009, the Mineral Reserves of the Island Gold Mine are estimated at:

Category of reserves	Tonnes (metric)	Grade (g/t Au)	Au1 (oz)

Proven	387,182	8.46	105,333
Probable	539,961	9.14	158,752

Total (Proven + Probable)	927,143	8.86	264,085

1.	Before mill recovery of 94%

As of December 31, 2009, the Mineral Reserves at Island Gold were 264,085 ounces of gold, calculated using a long-term gold price of CAN$850 per ounce and an expected mine life of approximately five years.

iii)	Mineral Resource Estimates

Resource Classification

Indicated Resources: A maximum drill hole spacing of 20 metres center to center is required to have a good control on the vein continuity, especially if no development was done above or below the ore block. No economic feasibility was done on the ore block. This last parameter differentiates these blocks from the probable reserve blocks.

Inferred Resources: These blocks are represented mainly by isolated drill holes with zones interpreted to be the continuity of the known mineralized zones. No economic feasibility was done on the ore block since the drill spacing is too sparse to warrant one. Instead of using a round 20 metre influence around these isolated drill holes, a polygon was drawn by the geological department to limit the evaluated tonnes for the inferred blocks.

Resource Table

According to calculations completed by Michel Plasse, P.Geo., an employee of the Company, Mineral Resources as of December 31, 2009, were estimated as:

Resource Category	Tonnes (metric)	Grade (g/t Au)	Au (oz)
Indicated	456,353	10.55	154,813

Inferred	640,614	9.69	199,569

Tonnages and grades of these resources do not include any dilution and have not been corrected with a mining recovery factor.

At the Island Gold Mine, Proven Mineral Reserves and Probable Mineral Reserves were estimated at 927,143 tonnes of ore at a grade of 8.86 g/t for 264,085 ounces of gold at December 31, 2009. Indicated Mineral Resources totalled 154,813 ounces of gold while Inferred Mineral Resources were estimated at 199,569 ounces of gold as the Company’s exploration program identified new Mineral Reserves sufficient to replace the 2008 production. Overall, 30,000 to 35,000 metres of definition and exploration drilling are planned for 2010 at Island Gold.

2.1.11	Mining Operations and Metallurgy

The extraction method is by longitudinal long hole with a maximum panel length fixed by a hydraulic radius factor of 4.5.

The Island Gold ore is hauled by truck to the Kremzar mill located at an approximate distance of 0.8 km from the portal of the ramp. The Kremzar mill is a traditional gold recovery mill using a conventional Carbon in Pulp (“CIP”) process, with circuits for crushing, grinding, gold cyanidation and carbon-in-pulp and two electrowinning (“EW”) cells.

Gold recovery of the CIP circuit at the Kremzar mill is 94.5%.

For the year ended December 31, 2009, 211,773 tonnes of ore were processed at an average recovered grade of 5.71 g/t, and 38,879 ounces of gold were sold at an average price of US$967 (CAN$1,104) per ounce. This compared to 161,320 tonnes at a recovered grade of 7.33 g/t, and gold sales of 38,037 ounces at an average price of US$867 (CAN$924) in 2008. Recovered grades at the Island Gold Mine were lower in 2009 versus 2008. While higher than expected dilution, particularly in the first half of the year, was a contributing factor to this discrepancy, Island Gold Mine also processed significantly more low-grade development ore than budgeted.

	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
		2009		2008		2007

Precious metals revenues (thousands of CAN$)		42,935		35,163		5,696

Tonnes processed		211,773		161,320		35,202
Head Grade (g/t)		6.04		7.65		6.84
Gold recovery (%)		94.52		95.83		94.36
Recovered grade (g/t)		5.71		7.33		6.45
Ounces sold		38,879		38,037		7,302

Data per ounce of gold sold	US$	CAN$	US$	CAN$	US$	CAN$

Cash cost	736	841	659	703	621	668
Depreciation and depletion	91	104	94	100	98	105

Total	827	945	753	803	719	773

Average price obtained per ounce	967	1,104	867	924	726	780

3.	Exploration Projects and Other Properties

3.1	General

Richmont Mines owns or holds interests in many mining properties at different stages of exploration. The following table outlines Richmont Mines’ interest in these exploration properties as at December 31, 2009.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec
Francoeur	1992	19	100%
Monique	1994	18	81% by Louvem
Wasamac	1988	4	100%
Camflo Northwest	2005	13	80%
Newfoundland and Labrador
Valentine Lake	2003	539	70%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%

[1]	The Company will be required to pay royalties if some of these properties are brought into commercial production.

The following table presents Richmont Mines’ exploration expenses in 2007, 2008 and 2009 and the budgeted estimated amounts for 2010 (in thousands of CAN$).

	2010	2009	2008	2007
	$	$	$	$
	Estimated
Quebec
Beaufor Mine	887	3,006	2,921	1,874
East Amphi[1]	-	-	-	18
Francoeur / Wasamac Properties	1,357	1,938	184	142
Monique	109	2	-	8
Newfoundland
Valentine Lake	-	-	347	1,017
Ontario
Island Gold	4,764	3,136	2,293	505
Sewell and Cripple Creek	468	24	20	-

USA
Golden Wonder[2]	-	-	4,202	665

Other properties	109	2	-	135
Evaluation of projects	467	305	373	124
Tax credits	(347)	(1,347)	(643)	(1,200)
Reclassification of exploration tax credits from 2007	-	-	850	-
	7,814	7,066	10,547	3,288

[1]	Property sold in 2007.
[2]	The joint venture option was terminated in October 2008.

3.2	Valentine Lake

3.2.1	Location, Access and Description of the Property

i)	Location and Access

The Valentine Lake Property is located in Central Newfoundland, 55 km south of the town of Buchans. The property can be accessed by a 75 km long gravel road from Millertown, via the Buchans Highway.

ii)	Description of the Property

The Valentine Lake property consists of four grouped mineral exploration licences covering a total area of 13,475 hectares and a total of 539 claims.

iii)	Agreement

In November 2003, Richmont Mines signed an option agreement to acquire a 70% interest in the Valentine Lake Property from Mountain Lake Resources Inc. (“Mountain Lake”) by carrying out $2.5 million in exploration work by October 31, 2007. As of December 31, 2007, exploration work had been carried out for an amount totalling $2,566,184. By meeting its option work commitments of $2.5 million by October 31, 2007, Richmont Mines acquired a 70% interest in the Valentine Lake property. On February 5, 2009, Mountain Lake and Richmont Mines entered into an Agreement granting Mountain Lake the option to purchase Richmont Mines’s 70% interest in the property in accordance with the terms and conditions of the Agreement. In April 2009, Mountain Lake issued, as an option fee, 2,500,000 common shares to Richmont Mines for a fair value of $650,000, or $0.26 per share. Mountain Lake may exercise the purchase option over a five-year period by making option payments to Richmont Mines for an additional $3,000,000 in total, and by incurring $1,000,000 in exploration and development expenditures at Valentine Lake within the timeframe. Until all conditions included in the Agreement entered into between the parties are met, Richmont Mines will continue to own a 70% interest in the property.

iv)	2009 Work and Results

On December 23, 2009, Mountain Lake and Marathon PGM Corporation (“Marathon”) announced an option and joint venture agreement granting Marathon sub-option to earn 50% interest in the Valentine Lake Property. Mountain Lake currently owns a 30% interest in the Property and has an exclusive option to purchase the remaining 70% interest from the Company and consolidate 100% ownership in the Property.

Past exploration drilling at Leprechaun Pond focused on deeper underground potential. Marathon’s drilling in 2010 will test the upper 100 metres of the deposit to evaluate the open pit potential. By focusing on the up-dip areas of the resource, Marathon’s intent is to build open pit resources.

3.3	Wasamac

3.3.1	Location, Access and Description of the Property

i)	Location and Access

The Wasamac property is located approximately 15 km southwest of Rouyn-Noranda, Quebec. The property can be reached from Rouyn-Noranda via Highway 117 to the town of Arntfield, and then by a secondary road that leads directly to the property.

ii)	Description of the Property

The Wasamac property consists of three mining concessions (CM 349, CM 364 and CM 370) and one claim which represents a total area of 759.36 hectares in the Beauchastel Township. Richmont Mines owns 100% of the mining concessions relating to the Wasamac property.

iv)	2009 Work and Results

In 2009, two drill holes were completed for a total of 513 metres on the Wasamac property. These holes were part of a 3 drill hole campaign that begun in 2008. The objective of this campaign was to test geophysical anomalies that could represent conductive horizon with potential economic mineralization. Results were not significant.

In 2010, the Company will re-assess all the resources of the Wasamac gold project. A drilling program is being planned to target the extensions of known zones within the Wasa shear in order to increase resource levels.

3.4	Francoeur Project

3.4.1	Location, Access and Description of the Property

i)	Location and Access

The Francoeur property is located approximately 25 km southwest of Rouyn-Noranda, Quebec. The property can be reached from Rouyn-Noranda via Highway 117 to the town of Arntfield, and then by a secondary road from the north that crosses the town of Arntfield and leads directly to the property.

ii)	Description and Infrastructures of the Property

The Francoeur property consists of 13 mining claims, including 3 mining concessions and 4 mining leases, covering a total surface area of 363 hectares. These claims are located in Beauchastel Township and are wholly owned by Richmont Mines.

The Francoeur Mine was in production from 1938 to 1947, from 1968 to 1971, and again from 1991 to 2001. Two head frames are present on the property, as well as various basic infrastructures.

iii)	Mineral Reserve and Mineral Resource Estimates

The Francoeur Project has total estimated Probable Reserves and Resources detailed in the 43-101 compliant technical report, filed on SEDAR on August 5, 2009, and discussed in detail in the press release entitled “Richmont Mines Defines Reserves at its Francoeur Gold Project and Plans Production at an Annual Rate of 35,000 Ounces Starting in 2011” issued by the Company on August 7, 2009.

The reserve and resource calculation of the Francoeur Project were based on the Report prepared by Daniel Adam, P.Geo., Ph.D. and Raynald Vincent, P.Geo., employees of Richmont Mines who are qualified persons as defined by the NI 43-101.

iv)	2009 Work and Results

At the end of 2009, 8 out of the mine’s 17 levels had been dewatered, and the surface infrastructure had been fully re-commissioned. The Company expects to begin drift excavation and underground mine preparation work on this property once dewatering of the mine has been completed in the second quarter of 2010.

3.5	Table of Reserves and Resources

TABLE OF RESERVES AND RESOURCES
		December 31, 2009			December 31, 2008
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Island Gold Mine[1]
Proven Reserves[2]	387,182	8.46	105,333	308,205	9.08	89,925
Probable Reserves[2]	539,961	9.14	158,752	722,982	8.57	199,144
Measured Resources	-	-	-	18,948	8.70	5,300
Indicated Resources	456,353	10.55	154,813	403,249	10.87	140,954
Inferred Resources	640,614	9.69	199,569	676,608	9.65	209,985

Beaufor Mine
Proven Reserves[2]	47,033	6.63	10,021	96,678	7.17	22,287
Probable Reserves[2]	118,728	9.07	34,616	147,385	10.03	47,505
Measured Resources	96,396	5.78	17,903	101,767	5.46	17,861
Indicated Resources	725,732	6.58	153,469	635,839	6.37	130,139
Inferred Resources	919,214	6.74	199,256	655,804	7.35	154,927

GOLD PROJECTS
Francoeur
Probable Reserves[4]	615,664	6.91	136,749	-	-	-
Indicated Resources	76,449	7.54	18,541	885,000	7.99	227,500
Inferred Resources	202,250	5.95	38,706	-	-	-

Valentine Lake[3]
Inferred Resources	920,000	8.50	251,600	920,000	8.50	251,600

Wasamac
Inferred Resources	1,282,000	6.92	285,200	1,282,000	6.92	285,200

TOTAL GOLD
Proven and probable Reserves	1,708,568	8.11	445,471	1,275,250	8.75	358,861
Measured and indicated
Resources	1,354,930	7.91	344,726	2,044,803	7.94	521,754
Inferred Resources	3,964,078	7.64	974,331	3,534,412	7.94	901,712

[1]	Richmont Mines holds a 100% interest upon its acquisition of Patricia Mining in December 2008.
[2]	In 2009, based on a price of US$850/oz and an exchange rate of 1.00 (in 2008, a price of US$785 and an exchange rate of 1.00)
[3]	Richmont Mines’ share 70%. In February 2009, Richmont entered into an agreement granting Mountain Lake Resources an option to purchase its 70% interest over a five year period.
[4]	In 2009, based on a price of US$800/oz and an exchange rate of 1.00

National Instrument 43-101 – Standards of Disclosure of Mineral Projects
Mineral Reserve and Mineral Resource calculations for the Company’s material properties were established by “qualified persons” as defined under National Instrument 43-101, and their names are set out in the table below. These reserve and resource estimations were reviewed by Mr. Daniel Adam,P.Geo., Ph.D., Exploration Manager, an employee of Richmont Mines Inc.

Mines	Qualified Persons	Titles
Beaufor Mine	Richard Dubuc, P.Geo. Jessy Thelland, P.Geo.	Chief Geologist, Beaufor Mine Geologist, Beaufor Mine
Island Gold Mine	Michel Plasse, P.Geo.	Chief Geologist, Island Gold Mine

4.	Other Aspects of the Business

4.1	Camflo Mill inc.

The Camflo Mill custom milled 165,788 tonnes of ore in 2009 , 74,703 tonnes in 2008 and 46,317 tonnes in 2007.

4.2	Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by a nation’s central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The whole of gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or on its price.

The following table sets out the annual average gold price (London PM fix) in U.S. and Canadian dollars over the past five years:

	(US$)	Exchange rate	(CAN$)

2005	444	1.21	537
2006	604	1.13	683
2007	695	1.07	744
2008	872	1.07	933
2009	972	1.14	1,108

Gold can be easily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

Richmont Mines may occasionally use put and call options on gold, and forward sales contracts on gold and U.S. dollars. All such contracts are previously approved by the Company’s Board of Directors.

Gold bars are carried between the mills and the refinery by commercial armoured truck. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold on the spot market to commercial bullion dealers (or under forward sales contracts if previously approved by the Company’s Board of Directors).

As at December 31, 2009, Richmont Mines had not entered into any gold derivatives contracts.

4.3	Environment

Richmont Mines’ principal operations are the production of gold from mining development, extraction and processing of minerals, and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations with respect to activities related to natural resources and the protection of the environment. Richmont Mines is not aware of any further legislation or amendments that may have an impact on its operations.

Environmental protection legislation applicable to the Canadian mining industry mandates high standards for the reduction or elimination of emissions, deposits, and issuance or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such types of operations that are specific to the mining industry may result in emissions, deposits, issuance or release of contaminants into the environment or may affect the quality of the environment.

4.3.1	Quebec & Ontario

Provincial legislation in Quebec and Ontario in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act provides for the rehabilitation and restoration of lands affected by mining activities. In Ontario, approval for any plan for the rehabilitation and restoration of land affected by a Company’s operations is given by the Ministry of Northern Development and Mines (“MNDM”), while in Quebec it is given by the Ministère des Ressources naturelles et de la Faune (the Ministry of Natural Resources and Wildlife, the “MRNF”). Companies must comply with the plan and provide a financial guarantee to that effect.

In Quebec, when a company commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. In Ontario, it must be approved before the beginning of commercial production; moreover, a local public consultation must also be held.

The MRNF and the MNDM may require or impose additional conditions or obligations before giving their approval to the rehabilitation and restoration plan. Both Ministries may review the financial guarantee if it is of the opinion that the guarantee is insufficient and may require additional guarantees.

The Ministries may enjoin a company who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If the company does not comply with such requirements, the MRNF and the MNDM may have the rehabilitation and restoration work executed by a third party, at the company’s cost.

Richmont Mines does not foresee any specific difficulty in meeting the requirements under the Mining Act (Quebec) and the Mining Act (Ontario).

Richmont Mines holds certificates of authorization issued by the Ministère du Développement durable, de l’Environnement et des Parcs (the Ministry of Sustainable Development, Environment and Parks, the “MDDEP”) and by the Ontario’s Ministry of the Environment with respect to its mining operations at the Francoeur project, at the Beaufor Mine, at the Island Gold Mine and for those of its subsidiary, Camflo Mill Inc.

4.4	Employees

Richmont Mines offers its employees compensation that includes attractive benefits and a stock option plan. As at December 31, 2009, Richmont Mines employed a total of 343 workers compared with 312 a year earlier.

A first collective agreement for a three-year period ending December 31, 2006 was entered into with the employees of the Camflo Mill in May 2004. At the beginning of 2007, this agreement was renewed for another three-year period ending December 31, 2009. The Company and 18 employees at the Camflo Mill are currently in negotiations with the objective of signing a definitive agreement in the near future.

The employees of the Beaufor Mine and the Island Gold Mine are not unionized and labour relations are satisfactory.

IV. CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information has been derived from the consolidated financial statements included in the annual report of Richmont Mines for the year ended December 31, 2009, and should be read in conjunction with these statements and the accompanying notes.

1.	For the Last Three Fiscal Years

	Years ended December 31
	(thousands of Canadian dollars except per share data)
	2009	2008	2007
Total revenues	71,884	70,591	38,071
Net earnings	336	1,635	6,671
Net earnings per share
Basic and diluted	0.01	0.07	0.28
Total assets	85,230	82,881	85,976
Long-term debt	-	-	-
Working capital	24,936	26,753	33,970
Shareholders’ equity	67,975	67,018	61,813

2.	Dividend Policy

The Company has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its current policy is to retain earnings to finance its capital expenditures program. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Company, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

V. CAPITAL STRUCTURE

Richmont Mines’ capital stock is composed of an unlimited number of common shares, with no par value.

Common Shares (in thousands)	2009	2008	2007

Weighted average outstanding	26,108	24,047	24,159
Outstanding as of December 31	26,104	26,113	24,053
Diluted as of December 31	28,584	28,421	26,076
Closing price as of December 31 (TSX)	$3.92	$2.08	$3.14

The holders of the common shares are entitled to one vote per share at all meetings of shareholders of the Company and are entitled to dividends, if and when declared by the directors of the Company, and to the distribution of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Repurchase of shares

In 2009, the Company repurchased and cancelled 43,500 common shares for an amount of approximately $137,000 under its normal course issuer bid expired on December 4, 2009.

Stock Option Purchase Plan

The Company offers a stock option plan under which options to acquire common shares may be granted to its directors, officers, employees and consultants.

Shareholder Rights Plan

The Company implemented a shareholder rights plan (the “Rights Plan”) on April 9, 2002 (the “Effective Date”) which remains in effect subject to being reconfirmed at every third annual meeting of shareholders. The Rights Plan was reconfirmed at the 2008 annual meeting and is still in force. Even if reconfirmed by the shareholders, the Rights Plan will expire ten years after the Effective Date.

The following is a summary of the principal terms of the Company’s Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan itself, a copy of which is available from the Company as set out at the end of this document.

The primary objective of the Rights Plan is to provide the Board of Directors of the Company with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for the Company and to provide every shareholder an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquirer to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the approval of the Board of Directors.

On the Effective Date, one Right (as defined in the Rights Plan) was issued and attached to each common share of the Company then outstanding, and one Right has and will be issued and attached to each common share of the Company subsequently issued.

The Rights will separate from the common shares and will be exercisable 10 trading days after a person has acquired, or commenced a takeover bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% of the common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by an Acquiring Person) will permit the purchase by holders of Rights, other than an Acquiring Person, of one common share at a 50% discount to its market price.

The requirements for a Permitted Bid include the following:

  the takeover bid must be made by way of a takeover bid circular;

  the takeover bid must be made to all shareholders of the Company;

  the takeover bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares of the Company held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the takeover bid and not withdrawn; and

  if more than 50% of the common shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of common shares for not less than 10 business days from the date of such public announcement.

Escrowed Securities and Securities subject to restriction on transfer

The Company does not, to its knowledge, have any escrowed securities or securities subject to contractual restriction on transfer outstanding.

VI. MARKET FOR SECURITIES

The Company’s common shares are listed on the Toronto Stock Exchange and the NYSE Amex under the ticker symbol “RIC”.

Toronto Stock Exchange (TSX) (CAN$)
2009	Share volume	High	Low	Close
January	1,245,810	3.20	2.04	3.10
February	2,014,766	3.69	2.80	3.11
March	1,547,661	4.85	2.96	4.75
April	582,446	4.93	3.55	4.21
May	843,364	4.89	3.81	4.45
June	435,395	4.54	3.29	3.89
July	301,379	4.01	3.13	3.28
August	469,148	3.53	2.80	2.99
September	417,771	3.65	2.91	3.15
October	300,085	3.43	2.85	2.93
November	570,399	4.05	2.85	3.70
December	477,201	4.00	3.43	3.92
Annual summary	9,205,425	4.93	2.04	3.92

New York Stock Exchange (NYSE Amex) (US$)
2009	Share volume	High	Low	Close
January	1,100,601	2.61	1.60	2.53
February	1,801,449	2.95	2.22	2.45
March	1,797,469	3.84	2.30	3.78
April	1,395,138	3.91	2.86	3.53
May	2,205,481	4.36	3.29	4.10
June	1,709,019	4.28	2.93	3.25
July	1,020,410	3.64	2.84	3.10
August	1,220,187	3.24	2.57	2.71
September	1,618,659	3.39	2.64	2.95
October	1,124,747	3.27	2.65	2.74
November	2,188,803	3.79	2.70	3.50
December	1,443,548	3.98	3.24	3.75
Annual summary	18,625,511	4.36	1.60	3.75

VII. DIRECTORS AND OFFICERS

Names, municipalities of residence, offices and principal occupations of the directors and senior executives of the Company are as follows:

Name and Municipality of Residence	Office held with the Company	Principal Occupation	Director or Officer since	Number of shares owned on March 22, 2010 [1]	Number of options on March 22, 2010

H. Greg Chamandy Westmount (QC) Canada	Chairman of the Board	Businessman	May 14, 2009	5,013,254 [2]	105,000

Denis Arcand [3] Brossard (QC) Canada	Vice-Chairman of the Board	Businessman	Sept. 28, 1995	36,348	130,000

Martin Rivard Rouyn-Noranda (QC) Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Richmont Mines [4]	Oct. 1, 2005	1,030,000 [5]	375,000

Réjean Houle [6] Montréal (QC) Canada	Director	Ambassador, Canadien Hockey Club Inc.	Jan. 27, 1989	39,000	130,000

Raynald Vézina, [3,7] Québec (QC) Canada	Director	Mining Consultant[8]	Oct. 30, 2006	5,000	100,000

Elaine Ellingham, Eng [7] Toronto (ONT) Canada	Director	President of Ellingham Consulting Ltd.	February 4, 2010	-	80,000

Sam Minzberg [9] Westmount (QC) Canada	Director	Partner, Davies Ward Phillips & Vineberg LLP	February 4, 2010	-	80,000

A. Michel Lavigne,[10] FCA Brossard (QC) Canada	Director	Company Director	February 4, 2010	-	80,000

Name and Municipality of Residence	Office held with the Company	Principal Occupation	Director or Officer since	Number of shares owned on March 22, 2010 [1]	Number of options on March 22, 2010

Jean-Pierre Ouellet[6,11] Outremont (QC) Canada	Director	Venture partner, St. Lawrence Capital LP and company director	February 4, 2010	-	80,000

Christian Pichette Brossard (QC) Canada	Vice President, Vice President, Operations	Operations of Richmont Mines	October 6, 2005	4,500	275,000

Nicole Veilleux, CA Rouyn-Noranda (QC) Canada	Financial Director	Financial Director of Richmont Mines 2006	March 1,	5,000	115,000

Sidney Horn [12] Outremont (QC) Canada	Corporate Secretary	Lawyer, Stikeman Elliott	December 15, 2009	-	80,000

Sandra Cauchon Rouyn-Noranda (QC) Canada	Assistant Corporate Secretary	Lawyer of Richmont Mines	February 24, 2009	500	12,000

[1]	As the Company has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.
[2]

Of this number, 4,020,854 and 32,000 common shares are held respectively by Oxbridge Bank & Trust SCC, an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse

[3]	Member of the Audit Committee
[4]	Mr. Rivard is also a member of the Board of Directors of MISA
[5]	Of which number, 1,000,000 common shares are held by Les Entreprises Trémoy Ltée, Mr. Rivard being director, officer and holder of 50 % of the voting shares thereof.
[6]	Member of the Compensation Committee
[7]	Member of the Corporate Governance and Ethics Committee
[8]

Mr. Vézina is also Chairman of the Board of Directors of MISA, a group of private companies and public and parapublic organizations whose goal is to insure the vitality and durability of the Quebec mining industry.

[9]	Chairman of the Compensation Committee
[10]	Chairman of the Audit Committee
[11]	Chairman of the Corporate Governance and Ethics Committee
[12]	Sidney Horn replaced Sandra Cauchon as secretary of the Company on December 15, 2009

The Company does not have any other committee other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated opposite their respective names during the last five years, except for Mr. Martin Rivard who, prior to October 2005, was Executive Vice-President of Richmont Mines; Mr. Christian Pichette who, prior to September 2005, was General Manager of Niobec Mine, Cambior Inc.,Ms. Nicole Veilleux who, prior to March 2006, was Controller of Richmont Mines and Michel Lavigne who, prior May 2005, was President of RCGT.

Each director shall, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

The directors and officers mentioned above own a total of 6,133,602 common shares of Richmont Mines, which represents 23.5 % of all the shares issued and outstanding of Richmont Mines Inc. Furthermore, no directors or officers own any shares of Louvem Mines Inc.

VIII. AUDIT COMMITTEE

Audit Committee’s Charter

The audit committee’s charter is set out in Schedule A hereto.

Composition of the Audit Committee

The audit committee is composed of Messrs Michel Lavigne, President of the Audit Committee, Raynald Vézina and Denis Arcand. All members of the audit committee are independent and financially literate as defined in National Instrument 52-110 Audit Committees (“NI 52-110”).

Relevant Education and Experience

Mr. Lavigne has served on the Board of the Caisse de dépôt et placement du Québec (CDPQ) since 2005 and is Chairman of its Audit Committee. He is also Chairman of the Board of Primary Energy Recycling Corporation and serves on the Boards of Nstein Technologies Inc., Canada Post, Quebecor Media Inc. and TVA Group Inc. He is a member of the Investment Committees of Propulsion Ventures Funds and ID Capital Funds. Until 2005, Mr. Lavigne was partner, President and Chief Executive Officer of the accounting firm Raymond Chabot Grant Thornton, Chairman of the Board of Grant Thornton Canada and a member of the Board of Governors of Grant Thornton International.

Mr. Arcand received his Bachelor of Commerce from the HEC in Montréal. He is also a Fellow of the Investment Dealers Association of Canada, having begun his career as a sales representative with Nesbitt Thomson in 1966. From 1972 to 1988, he held various positions with the investment dealer Bell Gouinlock Ltd., most notably being responsible for its Montréal office as Director and Vice-President. He was also responsible for its corporate finance department. Under his leadership many industrial and particularly mining company financings were completed, resulting in Bell Gouinlock, which merged with Pemberton Securities Ltd, becoming the leader in mining financing in Quebec.

Mr. Vézina obtained a Bachelor of Mining Engineering from Université Laval in 1970. He has 30 years of experience in mining operations and project development in Canada. During those years, he worked in various management positions for Cambior Inc., Falconbridge Ltd. and Placer Dome Inc.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has never relied on the exemptions provided in Parts 2 and 3 of NI 52-110 or an exemption from NI 52-110 or any part thereof granted under Part 8 of NI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Board of Directors has never refused to adopt a recommendation of the audit committee with respect to the nomination or compensation of the external auditor.

Pre-Approval Policies and Procedures

The Committee pre-approve all permissible non-audit services and all audit, review or other engagements, and advise the Board on compensation, fees and terms for such services provided by the auditors.

External Auditor Service Fees

i)	Audit Fees

The aggregate fees billed by the external auditors for audit services for each of the last two financial years are the following:

Nature of services	2009	2008
Audit services*	$146,000	$137,000

* Includes the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley legislation.

ii)	Audit-Related Fees

The aggregate fees billed for each of the last two financial years for certification services and related services provided by the external auditors which are reasonably related with the performance of the audit or review of the Company’s financial statements are described in the following table:

Nature of services	2009	2008
Special work	$24,525	$69,650

iii)	Taxation Fees

The aggregate fees billed for each of the last two financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services	2009	2008
Review quarterly estimate	$6,945	$6,600
Planning and tax advice	$20,700	$9,450

iv)	All Other Fees

The aggregate fees billed for each of the last two financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services	2009	2008
Other consultations	$23,139	$28,000
Other expenses	$5,696	$2,982

IX. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is party to one (1) legal proceeding as at March 22, 2010 between 939610 Ontario Limited and Sterling Oil & Gas Corporation (“Sterling”) for an amount of approximately $ 25,000. The Company intends to contest this claim in front of the Superior Court of Justice of Ontario.

As at March 22, 2010, Richmont is not aware of any other legal proceedings involving the Company.

X. REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the common shares of the Company is Computershare Trust Company of Canada Inc., located at 1500 University Street, Suite 700, Montréal, Quebec H3A 3S8.

XI. MATERIAL CONTRACTS

On June 29, 2007, Richmont Mines sold its East Amphi property and related surface equipment to Osisko Exploration Ltd.

In November 2007, Richmont Mines entered into an agreement with LKA which granted the Company an option to earn a 50% joint-venture interest in LKA’s Golden Wonder Mine. In December 2007, Richmont Mines exercised its option. In October 2008, Richmont Mines announced the termination of its option to proceed with the joint venture agreement. Please see the section “Three-Year History” of this Annual Information Form.

These contracts were filed on April 15, 2008, under the Company’s profile on the SEDAR web site at www.sedar.com.

XII. INTEREST OF EXPERTS

Raymond Chabot Grant Thornton LLP has advised Richmont Mines that it is independent of Richmont Mines within the meaning of the Rules of Professional Conduct of the Ordre des comptables agréés du Québec.

Mr. Richard Dubuc, Mr. Jessy Thelland, Mr. Michel Plasse and Mr. Daniel Adam, employees of Richmont Mines and each a “qualified person” within the meaning of NI 43-101, have not received any direct or indirect interest in the property of Richmont Mines or of any associate or affiliate of Richmont Mines. As at the date hereof, each of the aforementioned individuals beneficially own, directly or indirectly, less than 1% of the securities of Richmont.

XIII. ADDITIONAL INFORMATION

Additional information regarding the Company may be obtained under the Company’s profile on the SEDAR web site at www.sedar.com and on the Company’s web site at www.richmont-mines.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Company’s financial statements and management’s discussion & analysis for the year ended December 31, 2009.

SCHEDULE A

AUDIT COMMITTEE CHARTER

RICHMONT MINES

The Audit Committee of Richmont Mines Inc. (the “Company”) is a standing committee of the Board of Directors whose primary function is to carry out a detailed and thorough review of audit matters, to be responsible for the oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Company (including resolution of disagreements between management and the auditor regarding financial reporting), to consider and approve related party transactions and to offer the Company’s auditors, shareholders and employees a direct link to the non-executive directors. This Committee will assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the internal control structure, the audit process, and adherence to applicable laws and regulations. In carrying out its duties, the Committee will apply reasonable materiality standards to all matters under review.

The Audit Committee shall be comprised of three directors as determined by the Board, each of whom shall be unrelated directors, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee.

All members of the Audit Committee shall be financially literate and have a working familiarity with basic finance and accounting practices. At least one member of the Committee shall have accounting or related financial management expertise. The definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of “accounting or related financial management expertise” is the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chairman is elected by the full Board, the members of the Committee shall designate a Chairman by a majority vote of the full Committee membership.

The Committee shall meet at least quarterly. No meeting shall be held unless a quorum of members is present. A majority of the members shall constitute quorum. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The meetings may be in person or by telephone.

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The resources of the Company shall be available to the Committee to carry out its duties and, if need be, the Committee may (at the Company’s cost) take external professional advice and invite outsiders with relevant experience to attend if necessary.

Audit Committee Mandate

1.

The Committee shall recommend to the Board the engagement and retention of the external auditors, evaluate the auditors' performance and qualifications and be directly responsible for the oversight of their work. The Committee will also periodically consider the independence of the auditors, including an annual review of any non-audit services provided and related fees received. This evaluation and review should include the evaluation and review of the lead partner of the auditing firm including such partner’s regular rotation as required by law. In making its evaluations, the Audit Committee should take into account the opinions of management and especially the personnel responsible for its internal financial control, and shall present its conclusions to the Board.

2.

The Committee shall pre-approve all permissible non-audit services and all audit, review or other engagements, and advise the Board on compensation, fees and terms for such services provided by the auditors. The Committee shall establish policies and procedures as warranted for the pre-approval of services by the auditors and review such proposed services on a periodic basis. The Audit Committee shall also consider whether the auditor’s performance of permissible non-audit services is compatible with the auditor’s independence. The Audit Committee shall also review with the auditor any written statement from the auditor concerning any relationships between the auditor and the Company or any other relationships that may adversely affect the independence of the auditor.

3.

The Committee shall discuss with the auditors, in October of each year before the annual audit commences, the nature, scope and timing of the audit and ensure coordination if more than one audit firm is involved.

4.

The Committee shall inquire of management, the auditors, the Financial Director, and the Chief Executive Officer about significant risks or exposures to loss or liability facing the Company and inquire as to the steps management has taken to minimize such risks.

5.

The Committee shall consider, in consultation with the auditors and the Financial Director, the scope and budget of the annual audit to ensure completeness of coverage, reduction in redundant efforts, and the effective use of audit resources.

6.	With respect to the annual external audit of the Company, the Committee shall review with the Financial Director, management and the auditors:

a)

the Company’s annual financial statements and accompanying notes and the auditors' report thereon, including the Company’s specific disclosures under related “Management Discussion and Analysis" in its report and on Form 20-F, and in all other comparable disclosures required under the Company’s public filings, related press releases, the adequacy of the Company’s internal controls including management’s evaluation of and report on the Company’s disclosure controls and procedures and internal controls, any significant recommendations the auditors and management may offer to improve disclosure controls and procedures and internal controls, major judgmental areas, and significant adjustments resulting from the audit;

b)	any significant reserves, accruals or estimates which may have a material impact on the financial statements, including Mineral Reserves;

c)

any difficulties or disputes with management encountered by the auditors during the course of the audit, including any restrictions on the scope of the auditors' work or access to required information and any instances of second opinions sought by management;

d)	management letters to the auditors;

e)	other matters related to the conduct of the audit, including the adequacy of the Company’s internal controls and any significant findings during the year and management’s responses thereto;

f)	review any material related party transactions; and

g)	review the performance of the Company’s internal accounting department and provide a direct line of communication between that department, the auditors and the Board of Directors.

7.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the financial statements in the Company’s Annual Report, in Form 20-F, and in other related public filing documents that require approval of the Board of Directors including press releases.

8.	With respect to the unaudited quarterly reports of the Company, the Committee shall consider and review with management and the Financial Director:

a)

the Company’s quarterly financial statements and accompanying notes, including the Company’s specific disclosures under related “Management Discussion and Analysis" in its report and in all other comparable disclosures required under the Company’s public filings, related press releases, the adequacy of the Company’s internal controls including management’s evaluation of and report on the Company’s disclosure controls and procedures and internal controls, any significant recommendations management may offer to improve disclosure controls and procedures and internal controls, and major judgmental areas;

b)	any significant reserves, accruals or estimates which may have a material impact on the financial statements, including Mineral Reserves; and

c)	review any material related party transactions.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the unaudited quarterly statements in the quarterly reports and in other related public filing documents that require approval of the Board of Directors including press releases.

9.

The Committee shall consider with management and the auditors the possible impact of any pending changes in accounting standards or Regulations or any significant changes in the Company’s accounting policies.

10.

The Committee shall meet as needed with the Company’s legal advisor to review legal and regulatory matters, including any material pending legal proceedings involving the Company and any reports received from regulators that may have a material impact on the Company’s financial statements, environmental compliance and financial liabilities or reserves.

11.

The Committee shall meet periodically with the auditors in separate executive sessions, without any member of senior management present, to discuss any matters that they or the Committee believe should be discussed privately with the Committee.

12.

The Committee shall report its actions to the Board of Directors with such recommendations as the Committee may deem appropriate. Minutes will be taken for each Committee meeting which will be approved at its next meeting.

13.

The Committee shall review with the Financial Director, legal advisors, and the auditors, as appropriate, the results of their review of the Company’s Code of Ethics for Financial Reporting Officers and other internal policies having application.

14.	The Committee shall, if appropriate, review any letter to be included in the Annual Report that describes the Committee's composition and responsibilities and how such were discharged.

15.	The Committee shall consult as required with the Company's Compensation Committee with respect to compensation of the Chairman and senior executives.

16.	Other responsibilities of the Committee shall include:

a)	Reviewing and approving the Company’s hiring policy regarding employees and former employees of the present and former external auditor of the company;

b)	reviewing the appointment and termination of the Financial Director;

c)

reviewing the adequacy of this Audit Committee Charter annually and evaluate the performance of the Audit Committee every two years, and recommend such changes in the Charter as the Audit Committee may determine from time to time are appropriate;

d)	orientation and training as needed for members of the Committee;

e)	reviewing with management and the auditors the potential risks facing the Company, the steps management is taking to mitigate such risks, and the adequacy of public disclosure of these risks; and

f)	receiving, considering and responding to complaints received by the Company regarding questionable accounting or auditing matters and internal accounting controls, and in that connection:

i)	providing for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters, or internal accounting controls;

ii)	if warranted, conducting investigations of management and others to determine the merits of any such concerns;

iii)	retaining independent counsel and other advisors if warranted to assist the Committee in connection with any such investigation;

iv)	making recommendations for any remedial action to be taken by the Company, if warranted, to correct any questionable accounting or auditing matter; and

v)

if material, recommending the disclosure both to the public and to appropriate regulatory agencies of the results of any such investigation and any remedial action to be taken by the Company in response thereto.

17.	The Committee shall perform such other duties and responsibilities as may be assigned to it from time to time by the Board.

18.	The Committee shall circulate approved minutes of its meetings to all members of the Board.